FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of May 2020

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Summary of Financial Statements for the Fiscal Year Ended March 31, 2020

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 13, 2020	By:	/s/ Takashi Okubo
Takashi Okubo
Global Head of Investor Relations

Summary of Financial Statements for the Fiscal Year Ended March 31, 2020 (IFRS, Consolidated)
May 13, 2020

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Fukuoka, Sapporo
TSE Code:	4502	URL: http://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Takashi Okubo	Telephone: +81-3-3278-2306
Global Head of IR, Global Finance
Scheduled date of annual general meeting of shareholders: June 24, 2020
Scheduled date of securities report submission: June 24, 2020
Scheduled date of dividend payment commencement: June 25, 2020
Supplementary materials for the financial statements: Yes
Presentation to explain for the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Fiscal Year Ended March 31, 2020 (April 1, 2019 to March 31, 2020)
(1)Consolidated Operating Results

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the year		Net profit attributable to owners of the Company
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
For the Fiscal Year Ended March 31, 2020	3,291,188	56.9	100,408	(57.8)	(60,754)	—	44,290	(67.2)	44,241	(67.3)
For the Fiscal Year Ended March 31, 2019	2,097,224	18.5	237,685	(1.7)	127,612	(41.2)	135,080	(27.7)	135,192	(27.7)

	Total comprehensive income for the year		Basic earnings per share		Diluted earnings per share		Return on equity attributable to owners of the Company		Ratio of profit before income taxes to total assets
	(Million JPY)	(%)	(JPY)		(JPY)		(%)		(%)
For the Fiscal Year Ended March 31, 2020	(199,419)	—	28.41		28.25		0.9		(0.5)
For the Fiscal Year Ended March 31, 2019	121,595	(49.9)	140.61		139.82		3.8		1.4

	Ratio of operating profit to revenue		Core Operating Profit		Underlying Core EPS
	(%)		(Billion JPY)	(%)	(JPY)
For the Fiscal Year Ended March 31, 2020	3.1		962.2	109.5	395
For the Fiscal Year Ended March 31, 2019	11.3		459.3	42.4	n/a
(Reference) Share of loss of investments accounted for using the equity method:
For the Fiscal Year Ended March 31, 2020 (23,987) million JPY For the Fiscal Year Ended March 31, 2019 (43,627) million JPY

(2)	Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of March 31, 2020	12,821,094	4,727,486	4,723,483	36.8	3,032.22
As of March 31, 2019	13,792,773	5,185,991	5,181,985	37.6	3,332.94

(2)	Consolidated Cash Flows

	Net cash from (used in) operating activities (Million JPY)	Net cash from (used in) investing activities (Million JPY)	Net cash from (used in) financing activities (Million JPY)	Cash and cash equivalents at the end of the year (Million JPY)
For the Fiscal Year Ended March 31, 2020	669,752	292,119	(1,005,213)	637,614
For the Fiscal Year Ended March 31, 2019	328,479	(2,835,698)	2,946,237	702,093

2. Dividends

	Annual dividends per share (JPY)					Total Dividends (Million JPY)	Dividend Pay-out ratio (%) (Consolidated)	Ratio of dividends to net assets (%) (Consolidated)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2019	—	90.00	—	90.00	180.00	212,344	128.0	6.1
For the Fiscal Year Ended March 31, 2020	—	90.00	—	90.00	180.00	283,715	633.6	5.7
For the Fiscal Year Ending March 31, 2021 (Projection)	—	90.00	—	90.00	180.00		—

3.	Forecasts for Consolidated Operating Results for the Fiscal Year Ending March 31, 2021 (April 1, 2020 to March 31, 2021)

	(Percentage figures represent changes from previous forecast)
	Revenue		Core Operating Profit		Operating profit		Profit before income taxes		Net profit attributable to owners of the Company		Basic earnings per share	Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)	(JPY)
For the Fiscal Year Ending March 31, 2021	3,250,000	(1.3)	984,000	2.3	355,000	253.6	200,000	-	60,000	35.6	38.52	420

FY2020 Management Guidance
Underlying Revenue Growth	Low-single-digit growth
Underlying Core Operating Profit Growth	High-single-digit growth
Underlying Core Operating Profit Margin	Low-30s %
Underlying Core EPS Growth	Low-teen growth
(Note) Please refer to page 6 for details of "Underlying growth".
From FY2019, Takeda renamed "Core Earnings" to "Core Operating Profit". Its definition has not changed.

▪	Additional Information

(1) Changes in significant subsidiaries during the period	:	No
(changes in specified subsidiaries resulting in the change in consolidation scope)

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	:	Yes
2) Changes in accounting policies other than 1)	:	No
3) Changes in accounting estimates	:	No
(Note) For details of changes in accounting policies, refer to “2. Consolidated Financial Statements [IFRS] and Major Notes (6) Notes to Consolidated Financial Statements (Important Items That Form the Basis of Preparing Consolidated Financial Statements)” on page 27.

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at year end:
March 31, 2020		1,576,373,908 shares
March 31, 2019		1,565,005,908 shares

2) Number of shares of treasury stock at year end:
March 31, 2020		18,608,312 shares
March 31, 2019		10,225,845 shares

3) Average number of outstanding shares (for the fiscal year ended March 31):
March 31, 2020		1,557,204,329 shares
March 31, 2019		961,476,993 shares

(Reference) Summary of Unconsolidated Results
Summary of Unconsolidated Results for the Fiscal Year Ended March 31, 2020 (April 1, 2019 - March 31, 2020)

(1) Unconsolidated Operating Results
(Percentage figures represent changes from previous fiscal year)
	Net sales		Operating income		Ordinary income
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
For the Fiscal Year Ended March 31, 2020	616,288	(5.4)	89,153	20.7	72,252	312.5
For the Fiscal Year Ended March 31, 2019	651,347	(1.2)	73,865	9.0	17,514	(86.1)

	Net income		Earnings per share		Fully diluted earnings per share
	(Million JPY)	(%)	(JPY)		(JPY)
For the Fiscal Year Ended March 31, 2020	130,626	48.0	83.88		83.87
For the Fiscal Year Ended March 31, 2019	88,231	(52.8)	91.76		91.72

(2) Unconsolidated Financial Position
	Total assets (Million JPY)	Net assets (Million JPY)	Shareholders' equity ratio (%)	Shareholders' equity per share (JPY)
As of March 31, 2020	10,289,304	4,549,000	44.2	2,919.21
As of March 31, 2019	9,534,645	4,647,171	48.7	2,987.94

(Reference) Shareholders' equity As of March 31, 2020     4,547,699 million JPY
As of March 31, 2019    4,645,844 million JPY

▪	This summary of financial statements is exempt from audit procedures

▪	Note to ensure appropriate use of forecasts, and other noteworthy items

•	Takeda has adopted International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, Takeda will disclose it in a timely manner.

•	For details of the financial forecast, please refer to "1. Financial Highlights for the Fiscal Year Ended March 31, 2020 (5) Outlook for the Fiscal Year Ending March 31, 2021" on page 14.

•	Supplementary materials for the financial statements (Data Book and Earnings Presentation of May 13, 2020) and the audio of the conference call will be promptly posted on Takeda’s website.

(Takeda Website):
http://www.takeda.com/investors/reports/

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

1. Financial Highlights for the Fiscal Year Ended March 31, 2020
(1) Business Performance
(i) Business Overview
We are a global, values-based, R&D-driven, biopharmaceutical company with an innovative portfolio, engaged primarily in the research, development, production and marketing of pharmaceutical products. We have a geographically diversified global business base and our prescription drugs are marketed in major countries worldwide.
We have grown both organically and through acquisitions, completing a series of major transactions that have resulted in growth in our areas of therapeutic, geographic and pipeline focus. In particular, our acquisition of Shire in January 2019 (the "Shire Acquisition") strengthened our presence in gastroenterology (GI) and neuroscience, while providing us with a leading position in rare disease and plasma driven therapies. It also enhanced our R&D engine and created a highly complementary, robust, modality-diverse pipeline. Commercially, the Shire Acquisition significantly strengthened our presence in the United States.
As a result of the Shire Acquisition, we incurred significant indebtedness to finance the cash portion of the consideration. We plan to continue to de-lever using operating cash flows and by continuing to divest non-core assets.

(ii) Consolidated Financial Results (April 1, 2019 to March 31, 2020)

	Billion JPY or percentage
	For the fiscal year ended March 31,
	2019*	2020	Change versus the previous year
Revenue	2,097.2	3,291.2	1,194.0	56.9%
Cost of Sales	(651.7)	(1,089.8)	(438.0)	67.2%
Selling, General and Administrative Expenses	(717.6)	(964.7)	(247.1)	34.4%
Research and Development Expenses	(368.3)	(492.4)	(124.1)	33.7%
Amortization and Impairment Losses on Intangible Assets Associated with Products	(178.6)	(455.4)	(276.8)	155.0%
Other Operating Income	159.9	60.2	(99.7)	(62.3)%
Other Operating Expenses	(103.2)	(248.7)	(145.5)	141.1%
Operating Profit	237.7	100.4	(137.3)	(57.8)%
Finance Income	16.8	27.8	11.0	65.2%
Finance Expenses	(83.3)	(165.0)	(81.7)	98.1%
Share of Loss of Investments Accounted for Using the Equity Method	(43.6)	(24.0)	19.6	(45.0)%
Profit (Loss) Before Tax	127.6	(60.8)	(188.4)	(147.6)%
Income Tax Benefit	7.5	105.0	97.6	—
Net Profit for the Year	135.1	44.3	(90.8)	(67.2)%

*	With the completion of the Shire acquisition, Consolidated Statements for the fiscal year ended March 31, 2019, include Shire’s results for the period from January 8, 2019, to March 31, 2019.
During the fiscal year ended March 31, 2020, the Takeda Group completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire acquisition. Accordingly, Consolidated Statements for the fiscal year ended March 31, 2019, were retrospectively adjusted.
Revenue. Revenue for the fiscal year ended March 31, 2020 was 3,291.2 billion JPY, an increase of 1,194.0 billion JPY, or 56.9%, compared to the previous fiscal year. Revenue from the products obtained through the Shire Acquisition, which totaled 1,522.2 billion JPY, an increase of 1,213.0 billion JPY reflecting a full year of contribution to revenue, was the main driver of revenue growth.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

Year-on-year change in revenue for this fiscal year in each of our main therapeutic areas was primarily attributable to the following products:

•
GI. In Gastroenterology, revenue was 697.9 billion JPY, a year-on-year increase of 158.6 billion JPY, or 29.4%. Growth was driven by ENTYVIO (for ulcerative colitis (UC) and Crohn’s disease (CD)), Takeda's top-selling product, with sales of 347.2 billion JPY, a year-on-year increase of 78.0 billion JPY, or 29.0%. Market share growth in the U.S. and in Europe was driven by further penetration in the bio-naïve segment in UC and CD, combined with increased overall market share. In Japan, it obtained an additional indication for CD in the first quarter of this fiscal year. Sales of TAKECAB (for acid-related diseases) were 72.7 billion JPY, an increase of 14.5 billion JPY, or 24.8% versus the previous fiscal year. The increase was driven by the expansion of new prescriptions in the Japanese market due to TAKECAB's efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. The contribution of sales of GATTEX/REVESTIVE (for short bowel syndrome), obtained through the acquisition of Shire, increased by 49.1 billion JPY to 61.8 billion JPY for this fiscal year, reflecting its first full year contribution to revenue.

•
Rare Diseases. Our Rare Disease products, obtained through the Shire Acquisition, increased by 505.5 billion JPY to 634.9 billion JPY for this fiscal year, reflecting their first full year contribution to revenue. Sales of the biggest contributors in each therapeutic area were 157.9 billion JPY of ADVATE in Rare Hematology (for hemophilia A), 68.3 billion JPY of TAKHZYRO, a prophylaxis against Hereditary Angioedema, and 67.9 billion JPY of ELAPRASE in Rare Metabolic (for Hunter syndrome), with growth of 125.8 billion JPY, 58.5 billion JPY, and 52.8 billion JPY, respectively.

•
PDT Immunology. In Plasma-Derived Therapies (PDT) Immunology, revenue increased by 300.7 billion JPY compared to the previous fiscal year to 394.2 billion JPY, predominantly due to the addition of products obtained through the acquisition of Shire. The revenue includes product sales of a subsidiary, Nihon Pharmaceutical Co., Ltd., which has been engaging in PDT business in Japan since before the Shire acquisition. Aggregate sales of immunoglobulin products were 298.7 billion JPY. The biggest contributor was GAMMAGARD LIQUID (mainly for the treatment of primary immunodeficiency (PID) and multifocal motor neuropathy (MMN)), a highly recognized intravenous immunoglobulin brand that is the standard of care treatment for PID and MMN in the U.S. Aggregate sales of albumin products including ALBUMIN GLASS and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 67.2 billion JPY and other PDT immunology products added 28.3 billion JPY of aggregate sales.

•
Oncology. In Oncology, revenue was 421.0 billion JPY, a year-on-year increase of 21.5 billion JPY, or 5.4%. Sales of NINLARO (for multiple myeloma) were 77.6 billion JPY, an increase of 15.4 billion JPY, or 24.7%, versus the previous fiscal year, reflecting strong growth in global sales particularly in the U.S. and China. Additionally, sales of ADCETRIS (for malignant lymphomas) increased by 9.8 billion JPY, or 22.8%, to 52.7 billion JPY, reflecting strong growth in sales particularly in Japan where it has obtained an additional indication as a frontline treatment option for CD30-positive Hodgkin lymphoma. Revenue attributable to ALUNBRIG (for non-small cell lung cancer) increased by 2.0 billion JPY, or 39.2%, to 7.2 billion JPY, as it continues to launch in European countries. Sales of VELCADE (for multiple myeloma) decreased by 9.5 billion JPY, or 7.5% compared to the previous fiscal year to 118.3 billion JPY, of which ex-US royalty income was 9.6 billion JPY, a significant year-on-year decrease of 12.7 billion JPY, or 57.0%. VELCADE is a product which accounts for a large portion in Oncology. Sales in the US was increased by 3.1 billion JPY, or 2.9%, to 108.8 billion JPY, due to lesser impact than expected from additional competitor’s product in the market.

•
Neuroscience. In Neuroscience, revenue was 438.5 billion JPY, a year-on-year increase of 283.9 billion JPY, or 183.5%. This increase was largely attributable to the neuroscience portfolio obtained through the acquisition of Shire, including VYVANSE (for attention deficit hyperactivity disorder (ADHD)) which increased by 224.7 billion JPY to 274.1 billion JPY for this fiscal year, reflecting its first full year contribution to revenue. Sales of TRINTELLIX (for major depressive disorder (MDD)), which is a legacy Takeda product, were 70.7 billion JPY, an increase of 13.1 billion JPY, or 22.8%, versus the previous fiscal year driven by increase in new patients and improved persistence on therapy. Both brands were launched in Japan in the third quarter of this fiscal year.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

(Note) For more details of sales by product, please refer to the Data Book which is supplementary material for the financial statements.
Takeda’s website
https://www.takeda.com/investors/reports/
Revenue by Geographic Region:

	Billion JPY; percentages are portion of total revenue
	For the fiscal year ended March 31,
Revenue:	2019		2020
Japan	571.0	27.2%	592.8	18.0%
United States	829.0	39.5%	1,595.9	48.5%
Europe and Canada	405.6	19.3%	645.5	19.6%
Russia/CIS	59.7	2.8%	76.8	2.3%
Latin America	88.1	4.2%	143.5	4.4%
Asia (excluding Japan)	105.4	5.0%	165.4	5.0%
Other	38.3	1.8%	71.3	2.2%
Total	2,097.2	100.0%	3,291.2	100.0%
Cost of Sales. Cost of Sales increased 438.0 billion JPY, or 67.2%, to 1,089.8 billion JPY for the fiscal year ended March 31, 2020. This increase was primarily caused by the inclusion of full year Cost of Sales related to the sale of products obtained in the Shire Acquisition and increase by 125.7 billion JPY in non-cash charges, mainly from the unwind of the fair value step up on acquired inventory recognized in connection with the Shire Acquisition. These effects were partially offset by a decrease in Cost of Sales for legacy Takeda products, primarily due to a more favorable product mix.
Selling, General and Administrative (SG&A) expenses. SG&A expenses increased 247.1 billion JPY, or 34.4%, to 964.7 billion JPY for the fiscal year ended March 31, 2020, mainly due to expenses relating to the acquired operations of Shire. This increase was partially offset by the favorable impact of the Global Opex Initiative*, cost synergies from the integration of Shire. In addition, there was a 23.8 billion JPY of costs related to the Shire Acquisition incurred in the fiscal year ended March 31, 2019.

*	Takeda's global operating expense reduction initiative with the aim of delivering annual margin improvements driven by reduced consumption, procurement initiatives and organizational optimization.

Research and Development (R&D) expenses. R&D expenses increased 124.1 billion JPY, or 33.7%, to 492.4 billion JPY, primarily resulting from costs for the R&D programs acquired from Shire.
Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products increased by 276.8 billion JPY, or 155.0%, to 455.4 billion JPY for the fiscal year ended March 31, 2020, primarily attributable to 250.6 billion JPY increase in amortization of intangible assets related to the assets obtained through the Shire Acquisition. Impairment charges increased by 34.7 billion JPY from the previous fiscal year to 43.3 billion JPY. Those charges were related to certain marketed products and IPR&D assets, including a 15.6 billion JPY impairment charge related to our decision to terminate the TAK-616 AMR program following the interim readout in May 2019 and a 10.9 billion JPY impairment charge due to a change in study design related to TAK-607. Impairment charges recorded in the fiscal year ended March 31, 2019 were 8.6 billion JPY, with 7.2 billion JPY of such impairment relating to the termination of an R&D collaboration with Mersana Therapeutics.
Other Operating Income. Other Operating Income decreased by 99.7 billion JPY, or 62.3%, to 60.2 billion JPY for the fiscal year ended March 31, 2020. This decrease was primarily due to a 50.3 billion JPY gain on sale of property, plant and equipment and investment property including the building of Takeda's previous headquarters in Tokyo and 38.2 billion JPY gain on sale of shares of the subsidiary related to real estate businesses, recorded in the fiscal year ended March 31, 2019. In addition, the decrease is also due to 18.4 billion JPY of gain on the sale of 100% of the shares held in Guangdon Techpool Bio-Pharma Co., LTD. recorded in the previous fiscal year.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

Other Operating Expenses. Other Operating Expenses were 248.7 billion JPY for the fiscal year ended March 31, 2020, an increase of 145.5 billion JPY, or 141.1%, compared to the previous fiscal year, primarily due to an increase of 98.1 billion JPY to 181.0 billion JPY in restructuring expenses for the current fiscal year compared to the previous fiscal year. An increase of restructuring expenses mainly resulted from an increase of 75.7 billion JPY to 135.4 billion JPY in Shire integration costs compared to the previous fiscal year driven by the progress of the Shire integration including site restructuring resulted in an impairment charge of a manufacturing facility in Ireland. The increase was also due to impairment of property, plant & equipment relating to the pending sale and leaseback of our Shonan Health Innovation Park ("Shonan iPark"). The valuation reserve for pre-launch inventories was also negatively impacted by 34.5 billion JPY comprised of 30.4 billion JPY recorded for the current fiscal year whereas 4.1 billion JPY reversal of valuation reserve for pre-launch inventories recorded in the fiscal year ended March 31, 2019.
Operating Profit. As a result of the above factors, Operating Profit decreased by 137.3 billion JPY, or 57.8%, to 100.4 billion JPY for the fiscal year ended March 31, 2020.
Net Finance Expenses. Net Finance Expenses were 137.2 billion JPY for the fiscal year ended March 31, 2020, an increase of 70.7 billion JPY compared to the previous fiscal year, mainly due to an increase of 100.8 billion JPY interest expenses on bonds and loans issued to finance the Shire Acquisition. This increase of interest expenses is partially offset by 16.1 billion JPY in financing fees related to the bridge loan associated with the Shire Acquisition recorded in the fiscal year ended March 31, 2019 and a 21.3 billion JPY gain recognized on the warrant to purchase stocks of a privately held company upon that company's initial public offering for the fiscal year ended March 31, 2020.

Shares of Loss of Investments Accounted for Using the Equity Method. Shares of Loss of Investments Accounted for Using the Equity Method was 24.0 billion JPY for the fiscal year ended March 31, 2020, a decrease of 19.6 billion JPY, or 45.0% compared to the previous fiscal year, mainly due to a decrease of impairment charge recognized by Teva Takeda Pharma Ltd*.
* Teva Takeda Pharma Ltd operates a business of long-listed products and generics.

Income Tax Benefit. Income Tax Benefit. Income Tax Benefit was 105.0 billion JPY for the fiscal year ended March 31,2020, compared to income tax benefit of 7.5 billion JPY for the previous fiscal year. This was mainly due to a non-cash deferred tax benefit of 94.6 billion JPY as a result of enactment of tax reform in Switzerland in the current fiscal year. The higher income tax benefit was also due to recognition of deferred tax assets for accumulated net operating loss, and lower pre-tax earnings primarily from expenses such as amortization expense, inventory unwind and integration costs related to the Shire Acquisition. These favorable changes were partially offset by higher tax provisions for uncertain tax positions and tax impacts of restructuring.
Net Profit for the Year. Net Profit for the Year decreased 90.8 billion JPY, or 67.2%, compared to the previous fiscal year to 44.3 billion JPY.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

(iii) Underlying Results (April 1, 2019 to March 31, 2020)
Definition of Core and Underlying Growth
Takeda uses the concept of Underlying Growth for internal planning and performance evaluation purposes.

Underlying Growth compares two periods (fiscal quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis and exclude the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance.

Takeda uses "Underlying Revenue Growth", "Underlying Core Operating Profit Growth", and "Underlying Core EPS Growth" as key financial metrics.

Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures that occurred during the reported periods presented.

Underlying Core Operating Profit represents Core Operating Profit (as defined below) on a constant currency basis and further adjusted to exclude the impacts of divestitures that occurred during the reporting periods presented.

Core Operating Profit* represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as purchase accounting effects and transaction related costs.
* From FY2019, Takeda renamed "Core Earnings" to "Core Operating Profit". Its definition has not changed.
Underlying Core EPS represents net profit based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period.

Underlying Results

For the fiscal year ended March 31, 2020
Underlying Revenue Growth*	+1.6%
Underlying Core Operating Profit Margin	28.9%
Underlying Core EPS	395 JPY
* Underlying growth for the fiscal year ended March 31, 2020 versus the previous fiscal year ended March 31, 2019, pro-forma. The pro-forma baseline represents the sum of Takeda revenue for the previous fiscal year (April 2018 to March 2019) plus legacy Shire revenue from April 2018 through the acquisition date (January 8, 2019), both adjusted to remove the revenue from divested assets, with legacy Shire revenue converted to JPY at the rate of 1 USD = 111 JPY (average FX rate for the previous fiscal year ended March 31, 2019) and converted from US GAAP to IFRS with no material differences.

Underlying Revenue Growth was 1.6% compared to the previous fiscal year, driven by the strong performance of Takeda’s 14 global brands* which grew by 21.2%; despite intensified competition and generic erosion impacting certain of our products, especially in Rare Hematology, our main therapeutic areas of GI, PDT Immunology, Oncology, and Neuroscience grew by 11.5%, 9.2%, 8.4%, and 10.9%, respectively.
*    Takeda's 14 global brands
GI: ENTYVIO, GATTEX/REVESTIVE, ALOFISEL
Rare Diseases: NATPARA, ADYNOVATE/ADYNOVI, TAKHZYRO, ELAPRASE, VPRIV
PDT Immunology: GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU, ALUBUMIN/FLEXBUMIN
Oncology: NINLARO, ALUNBRIG

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

•
GI. In Gastroenterology, underlying revenue increased by 11.5% compared to the previous fiscal year. Growth of ENTYVIO (+32.9%) and TAKECAB (+24.9%) fully absorbed the declines of off-patented products such as pantoprazole (-15.3%), lansoprazole (-23.0%), and LIALDA (-38.9%), which all faced further generic erosion. GATTEX/REVESTIVE increased by 21.7% primarily due to the pediatric indication obtained in the U.S. in May 2019 and increased average length of time on therapy for the adult population.

•
Rare Diseases. In Rare Diseases, underlying revenue decreased by 4.9% due to higher competitive pressure and the product recall of NATPARA in the US. Competitive pressure was strong in Rare Hematology (-8.6%), as our hemophilia A products were especially impacted by competition, with significant decreases in ADVATE (-12.3%) and FEIBA (-15.5%), partially offset by growth of ADYNOVATE (+9.8%), our extended half-life product. In Rare Metabolic (-3.2%), parathyroid hormone, NATPARA (-49.7%) was recalled in the U.S. in September 2019 due to an issue related to the rubber septum of its cartridge. Growth in therapies for Hereditary Angioedema (+3.4%) reflected lower sales of FIRAZYR (-50.2%), due to generic introduction, and fewer patients on CINRYZE (-30.7%), fully offset by growth in TAKHZYRO (+318.3%) in the U.S. and in Europe.

•
PDT Immunology. Underlying revenue of PDT Immunology increased by 9.2% compared to the previous fiscal year. Immunoglobulin product revenue increased by 7.2% driven by continued growth across IVIG (intravenous immunoglobulin) and SCIG (subcutaneous immunoglobulin). Albumin product revenue increased by 20.3% due to strong sales growth in China driven by demand and supported by our production capacity expansion.

•
Oncology. In Oncology, the year-over-year increase was 8.4%, led by NINLARO (+28.5%) and ADCETRIS (+33.1%). ALUNBRIG also marked a growth rate of 43.1%. The only major Oncology product that declined on an underlying basis was VELCADE (-5.9%) with a 56.3% decrease in ex-US royalty income due to generic entry in Europe in April 2019.

•
Neuroscience. In Neuroscience, underlying revenue increased by 10.9% due to the growth of VYVANSE (+13.7%) and TRINTELLIX (+25.0%), both of which are leading branded medications in the U.S. for ADHD and MDD, respectively. ADDERALL XR declined by 27.5% due to greater impacts from generic competition.

Underlying Revenue Growth* by Therapeutic Area	For the fiscal year ended March 31, 2020
GI	+11.5%
Rare Diseases	-4.9%
Rare Metabolic	-3.2%
Rare Hematology	-8.6%
Hereditary Angioedema	+3.4%
PDT Immunology	+9.2%
Oncology	+8.4%
Neuroscience	+10.9%
Other	-12.5%
Total	+1.6%
* Underlying growth for the fiscal year ended March 31, 2020 versus the previous fiscal year ended March 31, 2019, pro-forma. The pro-forma baseline represents the sum of Takeda revenue for the previous fiscal year (April 2018 to March 2019) plus legacy Shire revenue from April 2018 through the acquisition date (January 8, 2019), both adjusted to remove the revenue from divested assets, with legacy Shire revenue converted to JPY at the rate of 1 USD = 111 JPY (average FX rate for the previous fiscal year ended March 31, 2019) and converted from US GAAP to IFRS with no material differences.

Major non-recurring items and the impact of divestitures excluded to calculate Underlying Revenue:

•
Revenue of former subsidiaries, Guangdong Techpool Bio-Pharma Co., Ltd. ("Techpool"), and Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda. ("Multilab"), is excluded from the previous fiscal year consolidated revenue as both subsidiaries were divested in the fiscal year ended March 31, 2019.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

•
Net sales from XIIDRA, the divestiture of which was completed in July 2019, and net sales from TACHOSIL are excluded from both the current and the previous fiscal years as Takeda agreed in May 2019 to divest these products.

Underlying Core Operating Profit Margin for the current fiscal year was 28.9%, reflecting a favorable impact of the Global Opex Initiative and cost synergies from the integration of Shire.

Core Operating Profit for the current fiscal year, which excludes items unrelated to Takeda's core operations such as the integration of Shire related costs and non-cash expenses from purchase accounting, was 962.2 billion JPY.

Underlying Core EPS for the current fiscal year was 395 JPY.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

(2) Consolidated Financial Position
The Consolidated Statements of Financial Position as of March 31, 2019 was retrospectively adjusted to reflect the finalized purchase price allocation related to the Shire Acquisition.
Assets. Total Assets as of March 31, 2020 were 12,821.1 billion JPY, reflecting a decrease of 971.7 billion JPY compared to the previous fiscal year-end. Goodwill and Intangible Assets decreased by 227.7 billion JPY and 579.8 billion JPY, respectively, mainly due to FX impact on carrying values and amortization of intangible assets. In addition, Assets Held for Sale decreased by 331.9 billion JPY mainly from the completion of the XIIDRA divestiture. Inventories also decreased by 160.1 billion JPY primarily from the unwind of the fair value step up on acquired inventory. These decreases were partially offset by an increase of 70.4 billion JPY in Other Financial Assets (non-current) mainly driven by contingent consideration arrangements recognized in relation to the divestiture of XIIDRA and an increase of 54.4 billion JPY in Property, Plant and Equipment mainly due to the newly adopted accounting standards for leases (IFRS 16)*.
* IFRS 16 requires the value of leases and corresponding liabilities to be recorded on the Consolidated Statements of Financial Position as non-current assets and non-current liabilities. See below for discussion regarding the liability.

Liabilities. Total Liabilities as of March 31, 2020 were 8,093.6 billion JPY, reflecting a decrease of 513.2 billion JPY compared to the previous fiscal year-end mainly driven by a decrease in Bonds and Loans of 657.6 billion JPY to 5,093.3 billion JPY** due to bond redemption, loan repayments and FX impact on carrying values. We issued 500.0 billion JPY of Hybrid (subordinated) bonds in June 2019 while Loans decreased as a result of the repayment of 500.0 billion JPY Syndicated Loans. There were early redemptions totaling 1,404.5 million USD (150.2 billion JPY) of unsecured USD denominated senior notes in August 2019. Further, we redeemed 3,300.0 million USD (350.7 billion JPY) of unsecured USD denominated senior notes in September 2019 and pre-paid 700.0 million USD (77.4 billion JPY) of USD denominated Syndicated Loans in March 2020. In addition to the decrease in Bonds and Loans, Liabilities Held for Sale decreased by 127.8 billion JPY primarily due to the completion of the XIIDRA divestiture. These decreases were partially offset by an increase of 158.9 billion JPY in Other Financial Liabilities (non-current) mainly due to the adoption of IFRS 16 as noted above.
** The carrying amount of Bonds was 3,205.0 billion JPY and Loans was 1,888.3 billion JPY as of March 31, 2020. Breakdown of Bonds and Loans carrying amount is as follows.

Bonds:

			Billion JPY
Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount
15th Unsecured straight bonds	July, 2013	July, 2020	60.0
Unsecured US dollar denominated senior notes (1,520 million USD)	June, 2015	June, 2022~ June, 2045	164.6
Unsecured US dollar denominated senior notes (8,800 million USD)	September, 2016	September, 2021~ September, 2026	910.3
Unsecured US dollar denominated senior notes (500 million USD)	July, 2017	January, 2022	54.1
Unsecured Euro denominated senior notes (7,500 million EUR)	November, 2018	November, 2020~ November, 2030	889.5
Unsecured US dollar denominated senior notes (4,500 million USD)	November, 2018	November, 2021~ November, 2028	485.8
Hybrid bonds (subordinated bonds)	June, 2019	June, 2079	496.8
Commercial Paper	February, 2020~ March, 2020	April, 2020~ June, 2020	144.0
Total			3,205.0

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

Loans:

			Billion JPY
Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount
Syndicated Loans	July, 2013	July, 2020	60.0
Syndicated Loans	April, 2016	April, 2023 ~ April, 2026	200.0
Syndicated Loans	April, 2017	April, 2027	113.5
Syndicated Loans	April, 2017	April, 2027	162.4
(1,500 million USD)
Syndicated Loans	January, 2019	January, 2024	357.2
(3,300 million USD)
Syndicated Loans	January, 2019	January, 2024	363.4
(3,057 million EUR)
Japan Bank for International Cooperation	January, 2019	December, 2025	401.5
(3,700 million USD)
Other			230.4
Total			1,888.3
In September 2019, Takeda reached an agreement on a commitment facility of 700.0 billion JPY with various Japanese and non-Japanese banks. The commitment facility is effective from October 2019 for five years at minimum. In connection with entering into this new commitment facility, Takeda's existing short-term commitment facility of 300.0 billion JPY expiring in March 2020 was canceled in September 2019. The purpose of the new commitment facility is for general business use. There were no drawdowns on the commitment facility as of March 31, 2020.
In the year ended March 31, 2020, Takeda with the support of its banking partners amended various financial covenants on certain borrowings. The key amendment was related to certain loans maturing beyond July 2020, which contained the historic restrictive covenant that Takeda’s profit before tax must not be negative for two consecutive fiscal years. This covenant was deleted and was replaced by one where Takeda’s ratio of consolidated net debt to consolidated EBITDA, as defined in the loan agreements, for the previous twelve-month period should not surpass certain levels as of March 31 and September 30 of each year.
Equity. Total Equity as of March 31, 2020 was 4,727.5 billion JPY, a decrease of 458.5 billion JPY compared to the previous fiscal year-end. This was mainly due to a decrease of 225.5 billion JPY in Retained Earnings resulting from Dividends payment of 282.7 billion JPY, and a 257.3 billion JPY decrease in Other Components of Equity mainly due to fluctuation in currency translation adjustments reflecting the appreciation of yen.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

(3) Consolidated Cash Flow
Billion JPY

	For the fiscal year ended March 31,
	2019	2020
Net Cash from (used in) operating activities	328.5	669.8
Net Cash from (used in) investing activities	(2,835.7)	292.1
Net Cash from (used in) financing activities	2,946.2	(1,005.2)
Net increase (decrease) in cash and cash equivalents	439.0	(43.3)
Cash and cash equivalents at the beginning of the year	294.5	702.1
Effects of exchange rate changes on cash and cash equivalents	(31.3)	(21.8)
Net increase (decrease) in cash and cash equivalents resulting from a transfer to assets held for sale	(0.2)	0.6
Cash and cash equivalents at the end of the year	702.1	637.6
Net cash from operating activities was 669.8 billion JPY for the fiscal year ended March 31, 2020 compared to 328.5 billion JPY for the previous fiscal year. The increase of 341.3 billion JPY was driven by certain favorable non-cash adjustments such as an increase in depreciation and amortization of 336.0 billion JPY mainly attributable to intangible assets recorded upon the Shire Acquisition and impairment losses of 91.8 billion JPY relating to certain marketed products, IPR&D assets and site restructuring such as manufacturing facility in Ireland and Shonan iPark, as well as a decrease in inventories of 86.8 billion JPY primarily attributable to the unwind of the fair value step up on acquired inventory recorded in relation to the Shire Acquisition.
The increase in net cash from operating activities also includes other favorable adjustments such as an increase in net finance expenses of 70.7 billion JPY primarily due to the interest expenses in connection with the financing for the Shire Acquisition and the effect of changes in assets and liabilities such as accrued bonus for employees.
These increases were partially offset by a decrease in net profit for the year of 90.8 billion JPY and an increase of income taxes paid of 183.1 billion JPY mainly due to tax payments by legacy Shire entities acquired in the previous fiscal year.
Net cash from investing activities was 292.1 billion JPY for the fiscal year ended March 31, 2020 compared to net cash used in investing activities of 2,835.7 billion JPY for the previous fiscal year. This increase in net cash from investing activities of 3,127.8 billion JPY was primarily attributable to 2,891.9 billion JPY of net consideration paid for the Shire Acquisition in the previous fiscal year. In addition, proceeds from sales of business increased by 376.4 billion JPY reflecting the sale of XIIDRA of 375.5 billion JPY.
Net cash used in financing activities was 1,005.2 billion JPY for the fiscal year ended March 31, 2020 compared to net cash from financing activities of 2,946.2 billion JPY for the previous fiscal year. This decrease of 3,951.5 billion JPY was mainly the result of 2,795.9 billion JPY proceeds from the issuance of bonds and long-term loans related to the acquisition of Shire recorded in the previous year and 701.1 billion JPY repayment of bonds and long-term loans in the current year. There also was a decrease in short-term loans of 718.5 billion JPY and an increase of dividends paid by 139.6 billion JPY, as well as an increase of interest paid by 92.3 billion JPY mainly resulting from the financing for the Shire Acquisition.
For the current fiscal year, the proceeds from issuance of bonds and long-term loans were 496.2 billion JPY including the 500.0 billion JPY issuance of hybrid bonds, and net decrease in short-term loans was 351.2 billion JPY mainly due to repayment of 500.0 billion JPY for the short-term syndicated loans.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

(4) Impact of the Spread of the Novel Coronavirus Infectious Disease (COVID-19) and Takeda’s Initiatives in Response
(i) Impact of COVID-19 on Takeda’s Operations and Financial Condition
The effects of the spread of COVID-19 are impacting, or could potentially impact, various business activities within Takeda.
In monitoring demand for our products, we have seen limited impact to date as many of our medicines are for severe chronic or life-threatening diseases, without the requirement of a hospital elective procedure. We have seen some decline in plasma donations but too early to predict longer-term impact on total volume as there are several factors that can partially or fully offset the decline in the coming months. In terms of our global supply chain, based on current assessments, we have not yet seen, nor do we currently anticipate any material potential supply disruption due to the COVID-19 outbreak.
During the course of our business operations, we have implemented voluntary suspensions of certain business activities, including business travel, attending industry events, and holding company-sponsored events.
With regards to clinical trials, we are placing a temporary pause on the initiation of new studies, with the exception of CoVIg-19, the investigational plasma-derived therapy for COVID-19. For already ongoing studies, we have temporarily paused the activation of new study sites and new patient enrollment with a small number of exceptions. It is too early to speculate on what the potential impact the COVID-19 outbreak may be to timelines of our ongoing clinical trials or regulatory filings.
As we continue to monitor developments in the financial markets, we do not currently anticipate any material liquidity or funding-related issues.

(ii) Takeda’s Initiatives to Mitigate the Impact of COVID-19
Takeda’s response to the COVID-19 outbreak is focused on three priorities:
1. Safeguarding employees and their families, and reducing the impact of COVID-19 on the healthcare system.
2. Maintaining business continuity, especially the supply of Takeda medicines to patients.
3. Developing potential therapies to treat or prevent COVID-19.
In order to address the issues relating to COVID-19, in January 2020 we activated a Global Crisis Management Committee, and we are taking a number of initiatives with the support of internal and external experts. The committee is co-led by Takeda’s Chief Global Corporate Affairs Officer and the President of our Global Vaccines Business Unit, with support from cross-functional working group.
With regards to measures to safeguard employees, we have initiated work from home policies and enhanced our technology to support such initiatives. We have applied our telework guidance broadly to our global employees including as many of our customer facing employees as possible, especially those who interact with health care professionals. We also have cancelled all non-essential travel and are discouraging the gathering of large groups of employees. For our employees who are required to continue to work on-site in our manufacturing, laboratory, and bio-life plasma donation facilities, we have implemented enhanced safety measures to mitigate the spread of the virus.
In order to maintain business continuity, we are managing levels of inventory, including assessing alternative suppliers for the production of our medicines, to secure product supply continuity for patients. This strategy is generally applied across our global supply chain for key starting materials, excipients, raw materials, APIs, and finished products. We are tracking the situation as it evolves and will take all necessary actions in an effort to ensure supply continuity for the people we serve.
In R&D, working alongside our Contract Research Organization partners, we are taking measures to minimize the disruption to ongoing clinical trials. We are assessing and developing solutions, including through direct-to-patient home delivery of study medicines and remote monitoring of patients. We have, however, placed a

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

temporary pause on the initiation of new clinical trials, with the exception of CoVIg-19, a potential anti-SARS-CoV-2 polyclonal hyperimmune globulin medicine to treat individuals with serious complications from COVID-19.
CoVIg-19 is an example of Takeda’s initiatives to develop potential therapies to combat COVID-19. We joined with global plasma companies to form the CoVIg-19 Plasma Alliance in April 2020, guided by our values of putting patients first, setting aside individual company interests to work together with multiple partners. In doing so, we can focus on expediting the process to develop and deliver a potential therapy for COVID-19. In addition, we are also evaluating existing internal assets as potential therapies for COVID-19, while also researching novel approaches.
Finally, Takeda is also aiding the COVID-19 response through donations, including approximately US$25 million to non-profit organizations including the Red Cross and United Nations-led organizations, while also providing in-kind donations.
(iii) Business risks associated with the continued global spread of COVID-19
Despite our efforts, depending on the severity and duration of the impacts resulting from COVID-19, we may experience further adverse effects on our business including, but not limited to, supply disruption, additional disruptions to our clinical trial programs or disruptions to our ability to timely produce financial statements, comply with ongoing disclosure obligations or other requirements. It is currently unclear how long the outbreak will last and, even if the global spread of COVID-19 is slowed or halted, the effects may continue to affect our business, financial condition and results of operations for a potentially extended period of time. It is unclear what the medium-term financial implications of the COVID-19 outbreak, which may arise from issues such as rising unemployment, changes in payer mix, and the possibility of government initiatives being introduced to reduce healthcare spending, will be.
We will continue to closely monitor the situation and take necessary measures to minimize any future business risks.
(iv) FY2019 financial impact from COVID-19
The overall impact of the global spread of COVID-19 on Takeda's consolidated financial results for the year ended March 31, 2020 was not material. There was a limited adverse effect on revenue due to disruptions in pharmaceutical markets in affected countries. At the same time, voluntary suspension of certain business activities such as business travel and events in response to COVID-19 led to lower spending, which resulted in limited impact on Takeda's profit.
(v) FY2020 anticipated financial impact from COVID-19 and assumptions used for the financial forecast
Please refer to 1. Financial Highlights for the Year Ended March 31, 2020, (5) Outlook for the Fiscal Year Ending March 31, 2021.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

(5) Outlook for the Fiscal Year Ending March 31, 2021
The full year consolidated reported forecast for fiscal 2020 is as below:
Full Year Reported Forecast for the Fiscal Year Ending March 31, 2021 (FY2020)

			Billion JPY or percentage
	FY2019	FY2020	Change over the previous year
Revenue	3,291.2	3,250.0	(41.2)	(1.3)%
Operating profit	100.4	355.0	+254.6	+253.6%
Profit before tax	(60.8)	200.0	+260.8	—
Net profit for the period (attributable to owners of the Company)	44.2	60.0	+15.8	+35.6%
EPS (JPY)	28.41	38.52	+10.11	+35.6%
Core Operating Profit*	962.2	984.0	+21.8	+2.3%
Core EPS* (JPY)	387	420	+33	+8.6%
* In FY2019, Takeda renamed "Core Earnings" to "Core Operating Profit". Its definition has not changed as described in section 1. (1) (iii) Underlying Results (April 1, 2019 to March 31, 2020), Definition of Core and Underlying Growth.

[Revenue]
Takeda expects revenue to be 3,250.0 billion JPY, a decrease of 41.2 billion JPY or -1.3% from the previous fiscal year, with business momentum of Takeda’s 14 global brands unable to fully offset the impact of foreign exchange rates, divestitures, and headwinds from loss of exclusivity. Within Takeda’s five key business areas, we expect continued growth from the products such as ENTYVIO and TAKECAB in Gastroenterology, NINLARO, ADCETRIS and ALUNBRIG in Oncology, and VYVANSE and TRINTELLIX in Neuroscience. In the Rare Disease business area, we expect TAKHZYRO to further expand in the U.S. and Europe as a prophylaxis treatment for Hereditary Angioedema, and in PDT Immunology we expect immunoglobulin and albumin products to contribute with double-digit growth.
[Operating Profit & Core Operating Profit]
Core Operating Profit is expected to increase by 21.8 billion JPY, or 2.3%, to 984.0 billion JPY, reflecting the continued business momentum coupled with positive impact from cost efficiencies and synergies.
Operating Profit is expected to be 355.0 billion JPY, an increase of 254.6 billion JPY, largely benefitting from lower purchase accounting expenses and integration costs related to the Shire acquisition. Cost of sales related to the unwind of inventory fair value step up was 191.0 billion JPY in the previous fiscal year and we expect this cost to decline significantly by 105.3 billion JPY to 85.7 billion JPY. We also project Shire integration costs to decrease by 45.4 billion JPY to 90.0 billion JPY.
[Net profit for the year (attributable to owners of the Company)]
Net profit for the year (attributable to owners of the Company) is expected to be 60.0 billion JPY, an increase of 15.8 billion JPY, or 35.6%. We anticipate the effective tax rate to decrease, from approximately 173% (benefit) in the previous fiscal year to approximately 70% (expense), primarily due to a significant increase in Profit Before Tax (+260.8 billion JPY) and through the elimination of one-time non-recurring benefits such as the tax reform in Switzerland and restructuring benefits.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

Major assumptions used in preparing the FY2020 Reported Forecast

		Billion JPY or percentage
	FY2019	FY2020
FX rates	1 USD = 109 JPY 1 Euro = 121 JPY 1 RUB = 1.7 JPY 1 BRL = 26.9 JPY 1 CNY = 15.7 JPY	1 USD = 109 JPY 1 Euro = 120 JPY 1 RUB = 1.6 JPY 1 BRL = 23.3 JPY 1 CNY = 15.5 JPY
R&D expenses	(492.4)	(447.0)
Shire integration costs
SG&A and R&D expenses (R&D program termination costs, etc.)	(15.8)	—
Other operating expenses (restructuring costs)	(135.4)	(90.0)
Shire purchase accounting adjustments
Cost of sales (unwind of inventories step-up)	(191.0)	(85.7)
Cost of sales (depreciation of PPE step-up)	(8.5)	(2.0)
SG&A and R&D expenses	(2.5)	0.7
Amortization of intangibles assets (Shire acquisition)	(325.1)	(324.0)
Other non-cash items
Amortization of intangible assets (Legacy Takeda)	(87.0)	(83.0)
Impairment losses on intangible assets	(43.3)	(50.0)
Other operating income/expenses
Other operating income	60.2	58.0
Other operating expenses - excluding Shire integration related	(113.3)	(53.0)
Finance expenses
Interests	(149.0)	(133.0)
Others	(16.0)	(20.0)
Free cash flow (including announced divestitures)	968.0	600.0-700.0
Capital expenditures (cash flow base)	(217.7)	(180.0)-(230.0)
Depreciation and amortization (excluding intangible assets associated with products)	(171.6)	(150.0)
Cash tax rate on adjusted EBITDA (excluding divestitures)	17.8%	High teens - low 20s%
Management Guidance*
We expect business momentum to continue into FY2020, with an outlook for strong underlying earnings growth.

FY2020
Underlying Revenue Growth	Low-single-digit growth
Underlying Core Operating Profit Growth	High-single-digit growth
Underlying Core Operating Profit Margin	Low-30s%
Underlying Core EPS Growth	Low-teen growth
* Please refer to section 1. (1) (iii) Underlying Results (April 1, 2019 to March 31, 2020), Definition of Core and Underlying Growth.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

Other assumptions used in preparing the FY2020 Reported Forecast and the Management Guidance

•
To date, Takeda has not experienced a material effect on its financial results as a result of the global spread of the novel coronavirus infectious disease (COVID-19), despite the various effects on its operations as detailed elsewhere herein. Based on currently available information, Takeda believes that its financial results for FY2020 will not be materially affected by COVID-19 and, accordingly, Takeda's FY2020 forecast reflects this belief. However, the situation surrounding COVID-19 remains highly fluid, and future COVID-19-related developments in FY2020, including new or additional COVID-19 outbreaks and additional or extended lockdowns, shelter-in-place orders or other government action in major markets, could result in further or more serious disruptions to Takeda’s business, such as slowdowns in demand for Takeda’s products, supply chain related issues or significant delays in its clinical trial programs. These events, if they occur, could result in an additional impact on Takeda’s business, results of operations or financial condition, as well as result in significant deviations from Takeda’s FY2020 forecast.

•	Takeda does not expect any additional 505(b)2 competitor for subcutaneous VELCADE to launch in the U.S. within FY2020;

•	The forecast and the guidance do not include the impact of any potential further divestitures beyond what has already been disclosed by Takeda.
Forward looking statements
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

(6) Capital Allocation Policy and Dividends for the Fiscal Year Ended March 31, 2020 and Ending 2021
(i) Capital Allocation Policy
Takeda is delivering on its financial commitments, and with a strong cash flow outlook driven by business momentum, cost synergies, and non-core asset divestitures, we will allocate capital to maximize value for patients and shareholders.
Takeda's policy in the allocation of capital is as follows:

•	Deleverage rapidly;

•	Invest in growth drivers; and

•	Shareholder returns.
In respect of "Deleverage rapidly", Takeda is targeting a 2x net debt/adjusted EBITDA ratio within fiscal years ending March 2022 - March 2024 and has committed to maintaining investment grade credit ratings. With regards to "Invest in growth drivers", Takeda makes disciplined and focused investments in value-creating business opportunities including R&D, launching our global brands in China, and expanding plasma-derived therapies. In respect of "Shareholder returns", Takeda maintains its well-established dividend policy of 180 yen per share annually. We expect growth momentum to continue in the fiscal year ending March 2021 and accelerate in the mid-term.

(ii) Dividend
Takeda is strongly committed to shareholder returns with the dividend as a key component.
[FY2019] 180 yen per share
Year-end dividend per share: 90 yen
Together with the interim dividend of 90 yen per share, the annual dividend will be 180 yen per share.
[FY2020 guidance] 180 yen per share

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

2. Management Policy
This discussion and analysis contains forward-looking statements based on the current assumptions as of March 31, 2020.

(1)	Basic Management Policy
Takeda’s stated mission is to "strive towards Better Health and a Brighter Future for people worldwide through leading innovation in medicine." Our culture is based on the pursuit of this mission by acting with Integrity, Fairness, Honesty, and Perseverance and prioritizing the Patient (putting the patient at the center), Trust (building trust with society), Reputation (reinforcing our reputation), and Business (developing the business).
(2) Business Environment, Mid- to Long-Term Business Strategy and Issues to Be Addressed
In the global pharmaceutical industry, the pace of innovation is quicker than ever, with the recent introduction of a number of new medical technologies such as immunotherapies in oncology, and cell and gene therapy. While such medical innovation has improved healthcare outcomes, escalating research and development ("R&D") costs associated with developing innovative biopharmaceuticals, combined with rapidly aging populations, has posed financial challenges to healthcare systems around the world. Consequently, payers are becoming increasingly selective in determining which treatments will be reimbursed. National governments are promoting generic and biosimilar alternatives, and are increasing downward pressure on drug prices. On the other hand, many unmet medical needs still exist. The roles expected of R&D-driven pharmaceutical companies are expanding to include improving the affordability of medicines for patients and maintaining sustainable healthcare systems.
Amid such a business environment, Takeda has been on a transformation journey, focused on becoming an agile, values-based, R&D-driven, global biopharmaceutical company well positioned to deliver innovative medicines and transformative care to patients around the world. With the acquisition of Shire plc. ("Shire") completed in January 2019 (the "Shire Acquisition"), we have taken the next major step in this transformation. The Shire Acquisition enhanced Takeda’s competitiveness among the leading global pharmaceutical companies, creating a combined company with an improved balance of geographic footprint and the scale to be competitive in key markets such as the U.S. Revenue in the U.S. has increased to almost half of the consolidated revenue. It also strengthened Takeda’s presence in the areas of gastroenterology ("GI") and neuroscience, and provided leading positions in rare diseases and plasma-derived therapies. It also contributed to a highly complementary, robust, modality-diverse pipeline and a strengthened R&D engine focused on innovation. In terms of financial benefits, the Shire Acquisition enhanced Takeda’s cash flow profile, increasing our capacity to invest in rapidly advancing medical technologies, while reinforcing our commitment to deliver returns to shareholders.
The integration of Shire continues to be successfully executed in a manner consistent with Takeda’s core values, led by a diverse and experienced management team. We are now operating as "One Takeda", focused on delivering long-term value to patients, society and shareholders.
In order to manage the execution of our strategy in each region, Takeda has organized its operations into four regional business units: the United States, Japan, Europe & Canada, and a Growth and Emerging Markets region comprised of China, Latin America, the Middle East and Africa, Asia Pacific, and Russia and the Commonwealth of Independent States. This local-centricity within the global organization gives Takeda the agility to respond to the needs of each region, such as access and affordability of our medicines. In addition to the four regional business units, Takeda also has specialty business units in Oncology, Vaccines, and Plasma-Derived Therapies, which are responsible for the end-to-end management of these highly specialized business areas.
Takeda will continue to engage in the following three strategic priorities to drive sustainable mid- to long-term growth.

1)	Business Area Focus
A focus on five key business areas: GI, rare diseases, plasma-derived therapies, oncology, and neuroscience.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

2)	R&D Engine
As a patient-focused and science-driven company, Takeda strives to translate science into highly innovative life-changing medicines. We have built an R&D engine based on therapeutic area focus, a leading partnership model, and investment in novel mechanisms and capabilities. We focus our efforts on four therapeutic areas within innovative biopharma: oncology, rare diseases, neuroscience and GI. We also make targeted R&D investment in plasma-derived therapies and vaccines.
Over the next several years, Takeda’s pipeline is projected to deliver value with a focus on the potential launches of 12 unique new molecular entities in 14 indications, which represent best-in-class or first-in-class therapies to advance patient standard of care.

3)	Financial Strength
Takeda’s financial strength involves a focus on driving margin expansion in the mid-to long-term and generating cash flow to invest in the business, de-leverage rapidly, and return cash to shareholders.
We are targeting a 2x net debt/adjusted EBITDA ratio within the fiscal years ending March 2022 to March 2024. To accelerate our progress towards this target, we are pursuing and executing select disposals, with a target of divesting approximately $10 billion USD of non-core assets.
When tracking its financial performance for internal planning and performance evaluation purposes, Takeda uses the concept of Underlying Growth. Underlying Growth compares two periods of financial results which are calculated by excluding the impacts of divestitures and other amounts or those unrelated to our ongoing operations, using a constant currency basis. Takeda believes including Underlying Growth can provide investors with additional information as it compares performance of business activities under a common basis.

In addition to the above-mentioned strategic priorities, our top priority during the outbreak of COVID-19 is to do all we can to protect the health of our employees, those who work alongside them, their families and our communities, while making sure our medicines and services continue to reach patients who rely on them. We joined with global plasma companies to form the CoVIg-19 Plasma Alliance in April 2020, guided by our values of putting patients first, setting aside individual company interests to work together with multiple partners. In doing so, we can focus on expediting the process to develop and deliver a potential therapy for COVID-19.
Takeda is also focused on further enhancing our commitment to ESG (Environmental, Social and Governance). We recognize that supporting our patients means we must commit to work on behalf of the broader global community, and we are accelerating our environmental efforts. We regard the effects of climate change arising from global warming as a severe environmental challenge that poses a significant risk to human health, and have established a goal to achieve carbon neutrality across our value chain by 2040. In addition to our environmental efforts, we are also committed to social programs including our Access to Medicines Strategy and Global Corporate Social Responsibility (CSR) Program, as well as our commitment to robust corporate governance.
3. Basic Approach to the Section of Accounting Standards
Takeda has been applying International Financial Reporting Standards ("IFRS") from the fiscal year ended March 31, 2014 with the aim of improving the comparison of financial information with global pharmaceutical companies, increasing financing options, and allowing Takeda to unify accounting procedures across the group.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

4. Consolidated Financial Statements [IFRS] and Major Notes
(1) Consolidated Statements of Profit or Loss

	JPY (millions)
	For the year ended March 31,
	2019	2020
Revenue	2,097,224	3,291,188
Cost of sales	(651,729)	(1,089,764)
Selling, general and administrative expenses	(717,599)	(964,737)
Research and development expenses	(368,298)	(492,381)
Amortization and impairment losses on intangible assets associated with products	(178,617)	(455,420)
Other operating income	159,863	60,213
Other operating expenses	(103,159)	(248,691)
Operating profit	237,685	100,408
Finance income	16,843	27,831
Finance expenses	(83,289)	(165,006)
Share of loss of investments accounted for using the equity method	(43,627)	(23,987)
Profit (loss) before tax	127,612	(60,754)
Income tax benefit	7,468	105,044
Net profit for the year	135,080	44,290
Attributable to:
Owners of the Company	135,192	44,241
Non-controlling interests	(112)	49
Net profit for the year	135,080	44,290
Earnings per share (JPY)
Basic earnings per share	140.61	28.41
Diluted earnings per share	139.82	28.25
(Note) During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire acquisition. Accordingly, Consolidated Statements of Profit or Loss for the Year Ended March 31, 2019 were retrospectively adjusted. See (6) Notes to Consolidated Financial Statements (Business Combinations) for further detail of completed purchase price allocation.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

(2) Consolidated Statements of Profit or Loss and Other Comprehensive Income

	JPY (millions)
	For the year ended March 31,
	2019	2020
Net profit for the year	135,080	44,290
Other comprehensive loss
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	6,000	(3,512)
Remeasurement of defined benefit pension plans	(11,665)	(6,398)
	(5,665)	(9,910)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	30,976	(207,072)
Cash flow hedges	(33,793)	(25,689)
Hedging cost	(4,909)	(857)
Share of other comprehensive loss of investments accounted for using the equity method	(94)	(181)
	(7,820)	(233,799)
Other comprehensive loss for the year, net of tax	(13,485)	(243,709)
Total comprehensive income (loss) for the year	121,595	(199,419)
Attributable to:
Owners of the Company	121,859	(199,569)
Non-controlling interests	(264)	150
Total comprehensive income (loss) for the year	121,595	(199,419)
(Note) During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire acquisition. Accordingly, Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Year Ended March 31, 2019 were retrospectively adjusted. See (6) Notes to Consolidated Financial Statements (Business Combinations) for further detail of completed purchase price allocation.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

(3) Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2019	As of March 31, 2020
ASSETS
Non-current assets:
Property, plant and equipment	1,331,931	1,386,370
Goodwill	4,240,251	4,012,528
Intangible assets	4,751,169	4,171,361
Investments accounted for using the equity method	108,185	107,334
Other financial assets	191,737	262,121
Other non-current assets	87,472	103,846
Deferred tax assets	88,991	308,102
Total non-current assets	10,799,736	10,351,662
Current assets:
Inventories	919,670	759,599
Trade and other receivables	741,907	757,005
Other financial assets	23,276	15,822
Income taxes receivable	7,212	27,916
Other current assets	109,666	114,196
Cash and cash equivalents	702,093	637,614
Assets held for sale	489,213	157,280
Total current assets	2,993,037	2,469,432
Total assets	13,792,773	12,821,094

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	4,766,005	4,506,487
Other financial liabilities	240,215	399,129
Net defined benefit liabilities	156,513	156,617
Income taxes payable	61,900	54,932
Provisions	33,762	37,605
Other non-current liabilities	73,882	52,793
Deferred tax liabilities	721,456	710,147
Total non-current liabilities	6,053,733	5,917,710
Current liabilities:
Bonds and loans	984,946	586,817
Trade and other payables	327,394	318,816
Other financial liabilities	47,200	95,706
Income taxes payable	150,698	182,738
Provisions	388,722	405,245
Other current liabilities	439,055	499,386
Liabilities held for sale	215,034	87,190
Total current liabilities	2,553,049	2,175,898
Total liabilities	8,606,782	8,093,608

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

	JPY (millions)
	As of March 31, 2019	As of March 31, 2020
EQUITY
Share capital	1,643,585	1,668,123
Share premium	1,650,232	1,680,287
Treasury shares	(57,142)	(87,463)
Retained earnings	1,595,431	1,369,972
Other components of equity	349,879	92,564
Equity attributable to owners of the company	5,181,985	4,723,483
Non-controlling interests	4,006	4,003
Total equity	5,185,991	4,727,486
Total liabilities and equity	13,792,773	12,821,094
 (Note) During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire acquisition. Accordingly, Consolidated Statements of Financial Position for the Year Ended March 31, 2019 were retrospectively adjusted. See (6) Notes to Consolidated Financial Statements (Business Combinations) for further detail of completed purchase price allocation.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

(4) Consolidated Statements of Changes in Equity

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Net changes on revaluation of available-for-sale financial assets
As of April 1, 2018	77,914	90,740	(74,373)	1,557,307	272,597	—	73,037
Cumulative effects of changes in accounting policies				15,401		84,672	(73,037)
Restated opening balance	77,914	90,740	(74,373)	1,572,708	272,597	84,672	—
Net profit for the year				135,192
Other comprehensive income (loss)					26,301	5,938
Comprehensive income (loss) for the year	—	—	—	135,192	26,301	5,938	—
Transactions with owners:
Issuance of new shares	1,565,671	1,565,671
Acquisition of treasury shares			(1,172)
Disposal of treasury shares		(0)	3
Dividends				(142,697)
Changes in ownership				(2,337)	230
Transfers from other components of equity				32,565		(44,230)
Share-based compensation		20,102
Exercise of share-based awards		(26,281)	18,400
Basis adjustment related to acquisitions
Total transactions with owners	1,565,671	1,559,492	17,231	(112,469)	230	(44,230)	—
As of March 31, 2019	1,643,585	1,650,232	(57,142)	1,595,431	299,128	46,380	—

	Equity attributable to owners of the Company
	Other components of equity				Other comprehensive income related to assets held for sale
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total		Total	Non-controlling interests	Total equity
As of April 1, 2018	3,391	1,606	—	350,631	(4,795)	1,997,424	19,985	2,017,409
Cumulative effects of changes in accounting policies	(1,378)			10,257		25,658	(10)	25,648
Restated opening balance	2,013	1,606	—	360,888	(4,795)	2,023,082	19,975	2,043,057
Net profit for the year				—		135,192	(112)	135,080
Other comprehensive income (loss)	(33,793)	(4,909)	(11,665)	(18,128)	4,795	(13,333)	(152)	(13,485)
Comprehensive income (loss) for the year	(33,793)	(4,909)	(11,665)	(18,128)	4,795	121,859	(264)	121,595
Transactions with owners:
Issuance of new shares				—		3,131,342		3,131,342
Acquisition of treasury shares				—		(1,172)		(1,172)
Disposal of treasury shares				—		3		3
Dividends				—		(142,697)	(169)	(142,866)
Changes in ownership				230		(2,107)	(15,536)	(17,643)
Transfers from other components of equity			11,665	(32,565)		—		—
Share-based compensation				—		20,102		20,102
Exercise of share-based awards				—		(7,881)		(7,881)
Basis adjustment related to acquisitions	34,739	4,715		39,454		39,454		39,454
Total transactions with owners	34,739	4,715	11,665	7,119	—	3,037,044	(15,705)	3,021,339
As of March 31, 2019	2,959	1,412	—	349,879	—	5,181,985	4,006	5,185,991

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

	JPY (millions)
	Equity attributable to owners of the Company
					Other components of equity
	Share capital	Share premium	Treasury shares	Retained earnings	Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2019	1,643,585	1,650,232	(57,142)	1,595,431	299,128	46,380
Cumulative effects of changes in accounting policies				(512)
Restated opening balance	1,643,585	1,650,232	(57,142)	1,594,919	299,128	46,380
Net profit for the year				44,241
Other comprehensive income (loss)					(207,280)	(3,586)
Comprehensive income (loss) for the year	—	—	—	44,241	(207,280)	(3,586)
Transactions with owners:
Issuance of new shares	24,538	24,538
Acquisition of treasury shares			(52,750)
Disposal of treasury shares		(0)	1
Dividends				(282,693)
Transfers from other components of equity				13,505		(19,903)
Share-based compensation		29,122
Exercise of share-based awards		(23,605)	22,428
Total transactions with owners	24,538	30,055	(30,321)	(269,188)	—	(19,903)
As of March 31, 2020	1,668,123	1,680,287	(87,463)	1,369,972	91,848	22,891

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total	Total	Non-controlling interests	Total equity
As of April 1, 2019	2,959	1,412	—	349,879	5,181,985	4,006	5,185,991
Cumulative effects of changes in accounting policies				—	(512)		(512)
Restated opening balance	2,959	1,412	—	349,879	5,181,473	4,006	5,185,479
Net profit for the year				—	44,241	49	44,290
Other comprehensive income (loss)	(25,689)	(857)	(6,398)	(243,810)	(243,810)	101	(243,709)
Comprehensive income (loss) for the year	(25,689)	(857)	(6,398)	(243,810)	(199,569)	150	(199,419)
Transactions with owners:
Issuance of new shares				—	49,076		49,076
Acquisition of treasury shares				—	(52,750)		(52,750)
Disposal of treasury shares				—	1		1
Dividends				—	(282,693)	(153)	(282,846)
Transfers from other components of equity			6,398	(13,505)	—		—
Share-based compensation				—	29,122		29,122
Exercise of share-based awards				—	(1,177)		(1,177)
Total transactions with owners	—	—	6,398	(13,505)	(258,421)	(153)	(258,574)
As of March 31, 2020	(22,730)	555	—	92,564	4,723,483	4,003	4,727,486

 (Note) During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire acquisition. Accordingly, Consolidated Statements of Changes in Equity for the Year Ended March 31, 2019 were retrospectively adjusted. See (6) Notes to Consolidated Financial Statements (Business Combinations) for further detail of completed purchase price allocation.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

(5) Consolidated Statements of Cash Flows

	JPY (millions)
	For the year ended March 31,
	2019	2020
Cash flows from operating activities:
Net profit for the year	135,080	44,290
Depreciation and amortization	247,691	583,649
Impairment losses	10,120	101,882
Equity-settled share-based compensation	20,084	29,122
Gain on sales and disposal of property, plant and equipment	(45,220)	(990)
Gain on divestment of business and subsidiaries	(82,975)	(16,755)
Loss (gain) on liquidation of foreign operations	(2,669)	399
Change in fair value of contingent consideration liabilities	(5,966)	(18,387)
Finance income and expenses, net	66,446	137,175
Share of loss of investments accounted for using the equity method	43,627	23,987
Income tax benefit	(7,468)	(105,044)
Changes in assets and liabilities:
Increase in trade and other receivables	(13,382)	(34,826)
Decrease in inventories	50,717	137,492
Decrease in trade and other payables	(16,413)	(29,932)
Increase in provisions	47,063	21,938
Other, net	(73,347)	22,520
Cash generated from operations	373,388	896,520
Income taxes paid	(51,536)	(234,612)
Tax refunds and interest on tax refunds received	6,627	7,844
Net cash from operating activities	328,479	669,752
Cash flows from investing activities:
Interest received	6,305	11,487
Dividends received	2,739	1,382
Acquisition of property, plant and equipment	(77,677)	(127,082)
Proceeds from sales of property, plant and equipment	50,717	12,578
Acquisition of intangible assets	(56,437)	(90,628)
Acquisition of investments	(17,099)	(7,551)
Proceeds from sales and redemption of investments	65,035	49,402
Acquisition of business, net of cash and cash equivalents acquired	(2,958,686)	(4,890)
Proceeds from sales of business, net of cash and cash equivalents divested	85,131	461,546
Proceeds from withdrawal of restricted deposits	71,844	—
Other, net	(7,570)	(14,125)
Net cash from (used in) investing activities	(2,835,698)	292,119
Cash flows from financing activities:
Net increase (decrease) in short-term loans	367,319	(351,223)
Proceeds from issuarance of bonds and long-term loans	2,795,926	496,190
Repayments of bonds and long-term loans	—	(701,057)
Acquisition of treasury shares	(1,172)	(3,737)
Interest paid	(34,914)	(127,211)
Dividends paid	(142,952)	(282,582)
Acquisition of non-controlling interests	(2,392)	(1,700)
Repayment of lease liabilities (2019: Repayment of obligations under finance lease)	(1,741)	(30,000)
Facility fees paid for loan agreements	(19,507)	—
Other, net	(14,330)	(3,893)
Net cash from (used in) financing activities	2,946,237	(1,005,213)
Net increase (decrease) in cash and cash equivalents	439,018	(43,342)
Cash and cash equivalents at the beginning of the year
(Consolidated statements of financial position)	294,522	702,093
Cash and cash equivalents reclassified back from assets held for sale	451	629
Cash and cash equivalents at the beginning of the year	294,973	702,722
Effects of exchange rate changes on cash and cash equivalents	(31,269)	(21,766)
Cash and cash equivalents at the end of the year	702,722	637,614
Cash and cash equivalents reclassified to assets held for sale	(629)	—
Cash and cash equivalents at the end of the year
(Consolidated statements of financial position)	702,093	637,614
 (Note) During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire acquisition. Accordingly, Consolidated Statements of Cash Flows for the Year Ended March 31, 2019 were retrospectively adjusted. See (6) Notes to Consolidated Financial Statements (Business Combinations) for further detail of completed purchase price allocation.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

(6) Notes to Consolidated Financial Statements
(Going Concern Assumption)
No events to be noted for this purpose.
(Important Items that Form the Basis of Preparing the Consolidated Financial Statements)

1.	Basis of Preparation
(1) Compliance
Takeda's consolidated financial statements, which satisfy all requirements concerning the "Specified Company" prescribed in Paragraph 2 of Article 1 of the Regulations Concerning Terminology, Forms, and Preparation Methods of Consolidated Financial Statements (Ministry of Finance Regulation No.28, 1976 "Regulations for Consolidated Financial Statements") are prepared in accordance with International Financial Reporting Standards ("IFRS") pursuant to the provision of Article 93 of the same regulations.
(2) Basis of Measurement
The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities recorded at fair value including investments, derivatives, and contingent considerations.
(3) Functional and Presentation Currency
The consolidated financial statements are presented in Japanese Yen ("JPY"), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million JPY, except when otherwise indicated.
2. Significant Accounting Policies
Significant accounting policies adopted for the consolidated financial statements are the same as those adopted for the consolidated financial statements as of and for the year ended March 31, 2019 except for the policies required by IFRS 16 Leases.
(Change in Accounting Policies)
IFRS 16 'Leases' (“IFRS 16”)
Takeda adopted IFRS 16 on April 1, 2019. The standard replaces IAS 17 Leases ("IAS 17") and IFRIC 4 Determining whether an Arrangement contains a Lease (“IFRIC 4”) and introduces a single lease accounting model requiring a lessee to recognize lease liabilities and right-of-use ("ROU") assets for almost all leases. Of the costs from operating leases previously included within cost of sales, selling, general and administrative expenses, research and development expenses, and other operating expenses, the portion related to the financing element is classified and reported as finance expenses. In the statement of cash flows, the lease payments previously included within cash flows from operating activities are reported within cash flows from financing activities.
Takeda adopted IFRS 16 using the modified retrospective approach and the cumulative effect of adopting the standard was recognized on April 1, 2019. At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the incremental borrowing rate as of April 1, 2019. ROU assets were recognized at an amount equal to the lease liabilities, adjusted for any prepaid or accrued lease payments, onerous lease provisions and business combination related fair value adjustments.
The adoption of IFRS 16 resulted in the recognition of lease liabilities (included in "Other financial liabilities") of 217,325 million JPY and ROU assets (included in "Property, plant and equipment") of 199,256 million JPY, excluding the amount related to leases previously classified as finance leases under IAS 17 in the consolidated statement of financial position as of April 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on April 1, 2019 was 2.8%. In the consolidated statement of cash flows, cash outflow of 32,943 million JPY for the year ended March 31, 2020 was presented in "net cash from (used in) financing activities" instead of "net cash from operating activities". Other impact of applying IFRS 16 to the consolidated financial statements was immaterial.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

Takeda elected the following transition practical expedients, to leases previously classified as operating leases under IAS 17:

•	Applying the recognition exemption for lease contracts for which the term ends within 12 months at the date of initial application

•
Adjusting the ROU assets by the amount of onerous contract provision recognized under IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application, as an alternative to an impairment review

Takeda has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before April 1, 2019, Takeda relied on its assessment made by applying IAS 17 and IFRIC 4.
The differences between Takeda’s operating lease commitments under IAS 17 and the total lease liabilities recorded in the consolidated statement of financial position as of April 1, 2019 under IFRS 16 are summarized below:

JPY (millions)
Operating lease commitments as of March 31, 2019	233,578
Less: Recognition exemption for leases with less than 12 months of lease term at transition	(1,256)
Less: Recognition exemption for leases of low value asset	(319)
Add: Extension options reasonably certain to be exercised	20,266
Less: Lease contracts with commencement date after March 31, 2019	(4,394)
Less: Discounted using the incremental borrowing rate as of April 1, 2019	(31,783)
Add: Finance lease liabilities recognized as of March 31, 2019	179,411
Other	1,233
Lease liabilities recognized as of April 1, 2019	396,736
As a result of the adoption of IFRS 16, Takeda has updated and revised the related accounting policy for leases, effective April 1, 2019, as follows:
As Lessee
Takeda assesses whether a contract is or contains a lease at inception of a contract. As a lessee, Takeda recognizes a ROU asset and a corresponding lease liability for all contracts in which it is a lessee in the consolidated statements of financial position at the lease commencement date.
The ROU asset is initially measured at cost, being the initial amount of the lease liability adjusted for any lease payments made at or before the lease commencement date and subsequently at cost less any accumulated depreciation and impairment losses. The ROU asset is subsequently depreciated using the straight-line method over the shorter of the lease term or the estimated useful life of the underlying asset. The ROU asset is subject to impairment assessment.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if not readily determinable, the Takeda's incremental borrowing rate.
Generally, Takeda uses its incremental borrowing rate as the discount rate. The lease term comprises a non-cancellable period of lease contracts and periods covered by an option to extend or terminate the lease if Takeda is reasonably certain to exercise that option. After initial recognition, the lease liability is measured at amortized cost using the effective interest method. If there is a change in future lease payments, such as from reassessment of whether an extension or termination option will be exercised, the lease liability is remeasured. A corresponding adjustment is made to the ROU asset or is recorded in the consolidated statements of profit or loss when the ROU asset has been fully depreciated.
Takeda has elected to apply recognition exemption for leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments for such leases are recognized as an expense on a straight-line basis over the lease term. As a practical expedient, Takeda has elected not to separate non-lease components from lease components, and instead accounts for each lease component and any associated non-lease components as a single lease component.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

(Segment Information)
Disclosure is omitted as Takeda's reportable segment is a single segment of "Pharmaceuticals".
(Earnings Per Share)
The basis for calculating basic and diluted earnings per share (attributable to owners) is as follows:

	For the year ended March 31,
	2019	2020
Net profit for the year attributable to owners of the Company:
Net profit for the year attributable to owners of the Company JPY (millions)	135,192	44,241
Net profit used for calculation of earnings per share JPY (millions)	135,192	44,241
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [basic]	961,477	1,557,204
Dilutive effect (thousands of shares)	5,420	9,000
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [diluted]	966,897	1,566,204

Earnings per share
Basic (JPY)	140.61	28.41
Diluted (JPY)	139.82	28.25

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

(Business Combinations)
There were no significant business combinations for the year ended March 31, 2020.
On January 8, 2019, Takeda completed the acquisition of 100% of the outstanding shares of Shire plc ("Shire") in a cash and equity transaction valued at 6,213,335 million JPY. Shire was a leading global biotechnology company focused on serving people with rare diseases.
The fair values of the assets acquired, and the liabilities assumed, which Takeda assessed as of March 31, 2019, were provisional and subject to change. Takeda made adjustments as it obtained more information about facts and circumstances that existed as of the acquisition date during the year ended March 31, 2020. Accordingly, the purchase price allocation was finalized and the provisional fair values for certain assets acquired and the liabilities assumed were retrospectively adjusted as follows:

Fair value of assets acquired and liabilities assumed as of the acquisition date (January 8, 2019)

	JPY (millions)
	Provisional fair value assessed as of March 31, 2019	Adjustments	Fair value assessed as of March 31, 2020
Cash and cash equivalents	227,223	—	227,223
Trade and other receivables	326,154	—	326,154
Inventories	825,985	(74,153)	751,832
Property, plant and equipment	684,487	15,144	699,631
Intangible assets	3,899,298	(130,222)	3,769,076
Assets held for sale	463,526	11,070	474,596
Other assets	103,283	(6,952)	96,331
Trade and other payables	(61,382)	—	(61,382)
Provisions	(342,202)	5,629	(336,573)
Bonds and loans	(1,603,199)	—	(1,603,199)
Deferred tax liabilities	(809,667)	152,180	(657,487)
Liabilities held for sale	(196,294)	(15,369)	(211,663)
Other liabilities	(354,139)	(35,471)	(389,610)
Basis adjustments	(37,107)	—	(37,107)
Goodwill	3,087,369	78,144	3,165,513
Total	6,213,335	—	6,213,335

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

As a result of the adjustments, financial statements as of and for the year ended March 31, 2019 were retrospectively adjusted in accordance with IFRS 3, Business Combinations. Reconciliation of consolidated statements of financial position and profit or loss as of and for the year ended March 31, 2019 previously reported with provisional purchase price allocation in the prior year to those retrospectively adjusted to reflect the final purchase price allocation and reported herein as a comparative financial information is provided per below.
The following represents the measurement period adjustments retrospectively recognized in the consolidated statements of profit or loss for the year ended March 31, 2019.

	JPY (millions) For the year ended March 31, 2019
	As previously reported	Adjustments	As reported
Revenue	2,097,224	—	2,097,224
Cost of sales	(659,690)	7,961	(651,729)
Selling, general and administrative expenses	(717,599)	—	(717,599)
Research and development expenses	(368,298)	—	(368,298)
Amortization and impairment losses on intangible assets associated with products	(203,372)	24,755	(178,617)
Other operating income	159,863	—	159,863
Other operating expenses	(103,159)	—	(103,159)
Operating profit	204,969	32,716	237,685
Finance income	16,843	—	16,843
Finance expenses	(83,289)	—	(83,289)
Share of loss of investments accounted for using the equity method	(43,627)	—	(43,627)
Profit before tax	94,896	32,716	127,612
Income tax benefit	14,118	(6,650)	7,468
Net profit for the year	109,014	26,066	135,080

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2020 (Consolidated)

The following represents the measurement period adjustments retrospectively recognized in non-current assets, current assets, non-current liabilities, current liabilities and equity in the consolidated statements of financial position as of March 31, 2019 with major financial statement lines impacted.

	JPY (millions) As of March 31, 2019
	As previously reported	Adjustments	As reported
Non-current assets:	10,821,664	(21,928)	10,799,736
Property, plant and equipment	1,316,531	15,400	1,331,931
Goodwill	4,161,403	78,848	4,240,251
Intangible assets	4,860,368	(109,199)	4,751,169
Other	483,362	(6,977)	476,385

Current assets:	3,050,658	(57,621)	2,993,037
Inventories	986,744	(67,074)	919,670
Assets held for sale	479,760	9,453	489,213
Other	1,584,154	—	1,584,154

Total assets	13,872,322	(79,549)	13,792,773

Non-current liabilities:	6,197,803	(144,070)	6,053,733
Deferred tax liabilities	867,061	(145,605)	721,456
Other	5,330,742	1,535	5,332,277

Current liabilities:	2,510,931	42,118	2,553,049
Income taxes payable	119,485	31,213	150,698
Liabilities held for sale	201,145	13,889	215,034
Other	2,190,301	(2,984)	2,187,317

Total liabilities	8,708,734	(101,952)	8,606,782

Equity:	5,163,588	22,403	5,185,991
Retained earnings	1,569,365	26,066	1,595,431
Other components of equity	353,542	(3,663)	349,879
Other	3,240,681	—	3,240,681

Total liabilities and equity	13,872,322	(79,549)	13,792,773
(Significant Subsequent Events)
On April 24, 2020, Takeda announced that it has entered into an agreement to divest a portfolio of select over-the-counter and prescription pharmaceutical products sold in Europe, and two manufacturing sites located in Denmark and Poland to Orifarm Group (Orifarm) for up to approximately 670 million USD subject to customary legal and regulatory closing conditions.
In association with this contract, Takeda will also enter into manufacturing and supply agreements with Orifarm, under which Takeda will continue to manufacture selected products on behalf of Orifarm. This transaction includes the sale of the manufacturing sites, product rights and transfer of related workforce and is expected to close by the end of fiscal year ending March 31, 2021.
The impact from this transaction on the Consolidated Statements of Profit or Loss is expected to be not significant.

APPENDIX

1	Condensed Interim Consolidated Statements of Profit or Loss - FY2019 Q1
2	Condensed Interim Consolidated Statements of Profit or Loss - FY2019 Q2
3	Condensed Interim Consolidated Statements of Profit or Loss - FY2019 Q3
4	Condensed Interim Consolidated Statements of Profit or Loss - FY2019 Q4
5	FY2019 Full Year Reconciliation from Reported Revenue to Underlying Revenue
6	FY2019 Full Year Reported and Underlying Growth of Legacy Shire Product/Therapeutic Area Sales
7	FY2019 Full Year Reconciliation from Reported to Core/Underlying Core
8	FY2019 Q1 Reconciliation from Reported to Core/Underlying Core
9	FY2019 Q2 Reconciliation from Reported to Core/Underlying Core
10	FY2019 Q3 Reconciliation from Reported to Core/Underlying Core
11	FY2019 Q4 Reconciliation from Reported to Core/Underlying Core
12	FY2018 Full Year Reconciliation from Reported to Core
13	Presentation: Takeda's Initiatives in Response to COVID-19

1 Condensed Interim Consolidated Statements of Profit or Loss - FY2019 Q1

	JPY (BN YEN)
	Three-month period ended June 30,
	2018	2019*1
Revenue	449.8	849.1
Cost of sales	(120.6)	(291.8)
Gross profit	329.2	557.3
Selling, general and administrative expenses	(145.0)	(239.2)
Research and development expenses	(72.0)	(116.9)
Amortization on intangible assets	(23.7)	(105.6)
Impairment losses on intangible assets	(0.4)	(16.1)
Other operating income	9.3	6.7
Other operating expenses	1.4	(41.0)
Operating profit	98.9	45.2
Finance income	6.2	8.7
Finance expenses	(14.8)	(46.1)
Share of profit of investments accounted for using the equity method	3.6	2.3
Profit before tax	93.9	10.1
Income tax expenses	(15.8)	(3.1)
Net profit for the period	78.1	7.0
Attributable to:
Owners of the Company	78.2	7.0
Non-controlling interests	(0.2)	0.0
Net profit for the period	78.1	7.0
Earnings per share (JPY)
Basic earnings per share	100.05	4.51
*1 During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire acquisition. Accordingly, Condensed Interim Consolidated Statements of Profit or Loss for the Three-month Period ended June 30, 2019 were retrospectively adjusted.

2 Condensed Interim Consolidated Statements of Profit or Loss - FY2019 Q2

	JPY (BN YEN)
	Three-month period ended September 30,
	2018	2019*1
Revenue	430.8	811.0
Cost of sales	(110.8)	(270.2)
Gross Profit	320.0	540.8
Selling, general and administrative expenses	(148.8)	(223.3)
Research and development expenses	(79.5)	(113.5)
Amortization on intangible assets	(24.0)	(102.3)
Impairment losses on intangible assets	(0.3)	(1.2)
Other operating income	23.0	4.7
Other operating expenses	(17.5)	(41.4)
Operating profit	73.1	63.9
Finance income	2.5	8.7
Finance expenses	(9.1)	(53.2)
Share of profit of investments accounted for using the equity method	0.5	1.7
Profit before tax	66.9	21.1
Income tax (expenses) benefit	(18.5)	46.8
Net profit for the period	48.4	67.8
Attributable to:
Owners of the Company	48.4	67.7
Non-controlling interests	(0.0)	0.1
Net profit for the period	48.4	67.8
Earnings per share (JPY)
Basic earnings per share	61.73	43.47
*1 During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire acquisition. Accordingly, Condensed Interim Consolidated Statements of Profit or Loss for the Three-month Period ended September 30, 2019 were retrospectively adjusted.

3 Condensed Interim Consolidated Statements of Profit or Loss - FY2019 Q3

	JPY (BN YEN)
	Three-month period ended December 31,
	2018	2019
Revenue	499.4	859.3
Cost of sales	(138.5)	(279.6)
Gross Profit	360.9	579.7
Selling, general and administrative expenses	(153.9)	(249.2)
Research and development expenses	(77.5)	(122.7)
Amortization on intangible assets	(24.2)	(102.0)
Impairment losses on intangible assets	(6.9)	(1.9)
Other operating income	29.3	18.5
Other operating expenses	(15.3)	(68.9)
Operating profit	112.5	53.5
Finance income	5.4	34.2
Finance expenses	(22.3)	(43.7)
Share of loss of investments accounted for using the equity method	(48.0)	(19.1)
Profit before tax	47.6	24.8
Income tax expenses	(9.7)	(56.9)
Net profit (loss) for the period	37.9	(32.1)
Attributable to:
Owners of the Company	37.8	(32.2)
Non-controlling interests	0.1	0.1
Net profit (loss) for the period	37.9	(32.1)
Earnings per share (JPY)
Basic earnings (loss) per share	48.14	(20.68)

4 Condensed Interim Consolidated Statements of Profit or Loss - FY2019 Q4

	JPY (BN YEN)
	Three-month period ended March 31,
	2019*1	2020
Revenue	717.2	771.7
Cost of sales	(281.9)	(248.2)
Gross Profit	435.3	523.5
Selling, general and administrative expenses	(269.9)	(253.1)
Research and development expenses	(139.4)	(139.3)
Amortization on intangible assets	(98.1)	(102.1)
Impairment losses on intangible assets	(1.1)	(24.1)
Other operating income	98.2	30.4
Other operating expenses	(71.7)	(97.4)
Operating loss	(46.7)	(62.1)
Finance income	7.4	14.0
Finance expenses	(41.8)	(59.8)
Share of profit (loss) of investments accounted for using the equity method	0.3	(8.9)
Loss before tax	(80.8)	(116.8)
Income tax benefit	51.5	118.3
Net profit (loss) for the period	(29.3)	1.6
Attributable to:
Owners of the Company	(29.2)	1.7
Non-controlling interests	(0.0)	(0.2)
Net profit (loss) for the period	(29.3)	1.6
Earnings per share (JPY)
Basic earnings (loss) per share	(21.47)	1.11
*1 During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire acquisition. Accordingly, Condensed Interim Consolidated Statements of Profit or Loss for the Three-month Period ended March 31, 2019 were retrospectively adjusted.

5 FY2019 Full Year Reconciliation from Reported Revenue to Underlying Revenue

(BN YEN)	FY2018*1	FY2019	vs. PY
Revenue	2,097.2	3,291.2	+1,194.0	+ 56.9%
Shire Revenue	1,301.8	—
Pro-forma Revenue	3,399.0	3,291.2	(107.9)	- 3.2%
FX effects*2				+3.6pp
Divestitures*3				+1.2pp
Techpool & Multilab				+0.2pp
XIIDRA & TACHOSIL				+1.0pp
Others				-0.0pp
Underlying Revenue Growth				+ 1.6%
*1 FY2018 revenue is a pro-forma which adds Legacy Shire's revenue from April 2018 through the acquisition date previously reported under US GAAP and conformed to IFRS without material differences, excluding Legacy Shire’s oncology business, which was sold in August 2018, and converted to JPY using FY2018 actual rate for the period.
*2 FX adjustment applies constant FY2018 actual full year average rate to both years (1USD=111 yen, 1EUR=129 yen).
*3 Major adjustments are the exclusion of FY2018 revenue of former subsidiaries Guangdong Techpool Bio-Pharma Co., Ltd. and Multilab Indstria e Comrcio de Produtos Farmacuticos Ltda., both divested in FY2018; FY2018 and FY2019 revenue of XIIDRA which was divested in July 2019; and TACHOSIL (Takeda agreed in May 2019 to divest TACHOSIL, and although the agreement to divest the product to Ethicon was terminated in April 2020, it is still adjusted as Takeda continues to explore opportunities to divest TACHOSIL as part of its ongoing divestiture and deleveraging strategy. Assets and liabilities related to TACHOSIL continue to be classified as being held for sale on the consolidated statements of financial position).

6 FY2019 Full Year Reported and Underlying Growth of Legacy Shire Product/Therapeutic Area Sales

	FY2018		FY2019
(BN YEN)	Pro-forma/Reported*1	FX	Reported	FX	Underlying Growth
GI	643.3	+0.3	697.9	(18.9)	+11.5%
Legacy Shire	125.5	+0.2	117.4	(3.0)	(4.0)%
LIALDA	39.9	+0.1	23.4	(0.9)	(38.9)%
GATTEX / REVESTIVE	51.9	+0.0	61.8	(1.4)	+21.7%

Rare Diseases	701.6	(0.5)	634.9	(32.7)	(4.9)%
Rare Metabolic	190.7	(0.4)	170.8	(14.1)	(3.2)%
NATPARA	27.6	+0.0	13.6	(0.3)	(49.7)%
Rare Hematology	381.5	(0.2)	334.2	(14.5)	(8.6)%
ADVATE	188.6	+0.3	157.9	(7.3)	(12.3)%
ADYNOVATE	54.7	+0.0	58.7	(1.4)	+9.8%
FEIBA	64.0	(0.4)	51.5	(3.0)	(15.5)%
Hereditary Angioedema	129.5	+0.0	129.8	(4.0)	+3.4%
FIRAZYR	69.3	+0.1	32.7	(1.8)	(50.2)%
TAKHZYRO	16.7	+0.0	68.3	(1.4)	+318.3%
CINRYZE	36.0	(0.1)	24.3	(0.7)	(30.7)%

PDT Immunology	371.9	+0.4	394.2	(11.7)	+9.2%
Legacy Shire	356.4	+0.4	377.0	(11.6)	+9.1%
Immunoglobulin	286.7	+0.5	298.7	(8.1)	+7.2%
Legacy Shire	275.5	+0.5	286.9	(8.1)	+7.3%
Albumin	58.2	(0.2)	67.2	(2.9)	+20.3%
Legacy Shire	56.6	(0.2)	65.6	(2.9)	+20.9%
Others	27.1	+0.0	28.3	(0.6)	+6.7%
Legacy Shire	24.4	+0.0	25.7	(0.6)	+7.6%

Neuroscience	404.4	+0.7	438.5	(9.1)	+10.9%
Legacy Shire	309.8	+0.7	332.5	(7.9)	+10.1%
VYVANSE	246.8	+0.5	274.1	(6.1)	+13.7%
ADDERALL XR	34.1	+0.1	24.3	(0.4)	(27.5)%
*1 Pro-forma based Legacy Shire's product sales and therapeutic area sales include Legacy Shire's products. FY2018 revenue is a pro-forma which adds Legacy Shire's revenue from April 2018 through the acquisition date previously reported under US GAAP and conformed to IFRS without material differences, excluding Legacy Shire’s oncology business, which was sold in August 2018, and converted to JPY using FY2018 actual rate for the period.

7 FY2019 Full Year Reconciliation from Reported to Core/Underlying Core

FY2019 Full Year
(BN YEN)	REPORTED	REPORTED TO CORE ADJUSTMENTS							CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING CORE
		Amortization & impairment of intangible assets	Other operating income/expense	Shire acquisition related costs	Shire purchase accounting adjustments	Swiss Tax Reform	Teva JV related accounting adjustments	Others		FX	Divestitures
Revenue	3,291.2								3,291.2	102.4	(30.5)
Cost of sales	(1,089.8)				199.5				(890.3)	(27.9)	5.0
Gross profit	2,201.4				199.5				2,400.9	74.4	(25.5)
SG&A expenses	(964.7)			5.5	2.4				(956.8)	(29.0)
R&D expenses	(492.4)			10.4	0.1				(481.9)	(8.9)
Amortization of intangible assets	(412.1)	87.0			325.1				—
Impairment losses on intangible assets	(43.3)	43.3							—
Other operating income	60.2		(46.0)				(14.2)		—
Other operating expenses	(248.7)		113.3	135.4					—
Operating profit	100.4	130.3	67.3	151.2	527.1		(14.2)		962.2	36.5	(25.5)
Margin	3.1%								29.2%			28.9%
Financial income/expenses	(137.2)			7.1	14.4			(20.1)	(135.7)	5.3
Equity income/loss	(24.0)						32.2		8.2	(0.0)
Profit before tax	(60.8)	130.3	67.3	158.3	541.6		18.0	(20.1)	834.7	41.8	(25.5)
Tax expenses	105.0	(31.7)	(10.8)	(29.2)	(98.2)	(94.6)	(5.5)	(67.5)	(232.4)	(10.0)	5.9
Non-controlling interests	(0.0)								(0.0)
Net profit	44.2	98.7	56.5	129.1	443.4	(94.6)	12.5	(87.6)	602.2	31.8	(19.6)
EPS (yen)	28								387	21	(13)	395
Number of shares (millions)	1,557								1,557			1,555

8 FY2019 Q1 Reconciliation from Reported to Core/Underlying Core

FY2019 Q1 (April 2019 - June 2019)
(BN YEN)	REPORTED*1	REPORTED TO CORE ADJUSTMENTS							CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING CORE
		Amortization & impairment of intangible assets	Other operating income/expense	Shire acquisition related costs	Shire purchase accounting adjustments*1	Swiss Tax Reform	Teva JV related accounting adjustments	Others		FX	Divestitures
Revenue	849.1								849.1	11.7	(17.2)
Cost of sales	(291.8)				75.7				(216.1)	(3.0)	2.0
Gross profit	557.3				75.7				633.0	8.7	(15.2)
SG&A expenses	(239.2)			0.8	1.1				(237.4)	(3.0)
R&D expenses	(116.9)			4.3	(0.1)				(112.7)	(0.5)
Amortization of intangible assets	(105.6)	23.0			82.6				—
Impairment losses on intangible assets	(16.1)	16.1							—
Other operating income	6.7		(6.0)				(0.7)		—
Other operating expenses	(41.0)		9.4	31.6					—
Operating profit	45.2	39.1	3.4	36.7	159.2		(0.7)		283.0	5.1	(15.2)
Margin	5.3%								33.3%			32.4%
Financial income/expenses	(37.4)				4.5			0.3	(32.6)	0.5
Equity income/loss	2.3						0.6		3.0	0.6
Profit before tax	10.1	39.1	3.4	36.7	163.7		(0.1)	0.3	253.3	6.2	(15.2)
Tax expenses	(3.1)	(7.1)	(8.1)	(7.0)	(29.6)		0.0	0.0	(54.9)	(1.0)	3.7
Non-controlling interests	(0.0)								(0.0)	(0.0)
Net profit	7.0	32.0	(4.7)	29.7	134.1		(0.0)	0.3	198.4	5.2	(11.5)
EPS (yen)	5								128	3	(7)	124
Number of shares (millions)	1,556								1,556			1,555
*1 During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire acquisition. Accordingly, Condensed Interim Consolidated Statements of Profit or Loss for the Three-month Period ended June 30, 2019 were retrospectively adjusted.

9 FY2019 Q2 Reconciliation from Reported to Core/Underlying Core

FY2019 Q2 (July 2019 - September 2019)
(BN YEN)	REPORTED*1	REPORTED TO CORE ADJUSTMENTS							CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING CORE
		Amortization & impairment of intangible assets	Other operating income/expense	Shire acquisition related costs	Shire purchase accounting adjustments*1	Swiss Tax Reform	Teva JV related accounting adjustments	Others		FX	Divestitures
Revenue	811.0								811.0	32.5	(4.0)
Cost of sales	(270.2)				51.8				(218.4)	(8.0)	0.9
Gross profit	540.8				51.8				592.7	24.5	(3.1)
SG&A expenses	(223.3)			0.6	1.2				(221.4)	(9.0)
R&D expenses	(113.5)			0.8	0.1				(112.6)	(2.4)
Amortization of intangible assets	(102.3)	22.0			80.3				—
Impairment losses on intangible assets	(1.2)	1.2							—
Other operating income	4.7		(4.0)				(0.7)		—
Other operating expenses	(41.4)		14.2	27.2					—
Operating profit	63.9	23.2	10.2	28.6	133.4		(0.7)		258.6	13.1	(3.1)
Margin	7.9%								31.9%			32.0%
Financial income/expenses	(44.5)			3.5	3.9			(0.6)	(37.7)	3.7
Equity income/loss	1.7						0.6		2.3	(0.6)
Profit before tax	21.1	23.2	10.2	32.1	137.3		(0.1)	(0.6)	223.2	16.2	(3.1)
Tax expenses	46.7	(3.9)	9.1	(6.2)	(21.3)	(56.3)	0.0	(9.3)	(41.1)	(0.4)	0.7
Non-controlling interests	(0.1)								(0.1)	(0.0)
Net profit	67.7	19.3	19.4	25.9	116.0	(56.3)	(0.0)	(9.9)	182.0	15.8	(2.4)
EPS (yen)	43								117	10	(2)	126
Number of shares (millions)	1,558								1,558			1,555
*1 During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire acquisition. Accordingly, Condensed Interim Consolidated Statements of Profit or Loss for the Three-month Period ended September 30, 2019 were retrospectively adjusted.

10 FY2019 Q3 Reconciliation from Reported to Core/Underlying Core

FY2019 Q3 (October 2019 - December 2019)
(BN YEN)	REPORTED	REPORTED TO CORE ADJUSTMENTS							CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING CORE
		Amortization & impairment of intangible assets	Other operating income/expense	Shire acquisition related costs	Shire purchase accounting adjustments	Swiss Tax Reform	Teva JV related accounting adjustments	Others		FX	Divestitures
Revenue	859.3								859.3	31.0	(5.0)
Cost of sales	(279.6)				41.4				(238.2)	(12.1)	1.0
Gross profit	579.7				41.4				621.2	18.9	(4.0)
SG&A expenses	(249.2)			0.2	1.0				(248.0)	(9.5)
R&D expenses	(122.7)			(0.1)	0.2				(122.6)	(2.7)
Amortization of intangible assets	(102.0)	21.1			81.0				—
Impairment losses on intangible assets	(1.9)	1.9							—
Other operating income	18.5		(7.7)				(10.8)		—
Other operating expenses	(68.9)		39.3	29.6					—
Operating profit	53.5	23.0	31.6	29.7	123.6		(10.8)		250.5	6.7	(4.0)
Margin	6.2%								29.2%			28.6%
Financial income/expenses	(9.5)			1.1	3.0			(23.9)	(29.3)	(1.8)
Equity income/loss	(19.1)						21.8	(1.2)	1.4	(0.0)
Profit before tax	24.8	23.0	31.6	30.8	126.6		10.9	(25.2)	222.6	4.9	(4.0)
Tax expenses	(56.9)	(9.3)	(4.2)	(5.4)	(15.3)	(10.3)	(3.3)	62.0	(42.7)	(10.3)	0.8
Non-controlling interests	(0.1)								(0.1)	(0.0)
Net profit	(32.2)	13.6	27.4	25.4	111.3	(10.3)	7.6	36.9	179.8	(5.4)	(3.1)
EPS (yen)	(21)								115	(3)	(2)	110
Number of shares (millions)	1,558								1,558			1,555

11 FY2019 Q4 Reconciliation from Reported to Core/Underlying Core

FY2019 Q4 (January 2020 - March 2020)
(BN YEN)	REPORTED	REPORTED TO CORE ADJUSTMENTS							CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING CORE
		Amortization & impairment of intangible assets	Other operating income/expense	Shire acquisition related costs	Shire purchase accounting adjustments	Swiss Tax Reform	Teva JV related accounting adjustments	Others		FX	Divestitures
Revenue	771.7								771.7	27.2	(4.3)
Cost of sales	(248.2)				30.6				(217.6)	(4.8)	1.0
Gross profit	523.5				30.6				554.1	22.4	(3.3)
SG&A expenses	(253.1)			3.9	(0.9)				(250.1)	(7.6)
R&D expenses	(139.3)			5.3	0.0				(134.0)	(3.2)
Amortization of intangible assets	(102.1)	20.9			81.2				—
Impairment losses on intangible assets	(24.1)	24.1							—
Other operating income	30.4		(27.1)				(3.4)		—
Other operating expenses	(97.4)		50.4	47.1					—
Operating profit	(62.1)	45.0	23.3	56.3	110.9		(3.4)		170.0	11.6	(3.3)
Margin	(8.1)%								22.0%			22.4%
Financial income/expenses	(45.7)			2.5	3.0			4.2	(36.1)	2.9
Equity income/loss	(8.9)						10.4		1.5	(0.0)
Profit before tax	(116.8)	45.0	23.3	58.8	113.9		7.1	4.2	135.5	14.5	(3.3)
Tax expenses	118.3	(11.3)	(8.2)	(10.7)	(31.9)	(28.0)	(2.2)	(119.7)	(93.7)	1.7	0.7
Non-controlling interests	0.2								0.2	0.0
Net profit	1.7	33.8	15.1	48.0	82.0	(28.0)	4.9	(115.5)	42.0	16.2	(2.6)
EPS (yen)	1								27	10	(2)	36
Number of shares (millions)	1,558								1,558			1,555

12 FY2018 Full Year Reconciliation from Reported to Core

FY2018 Full Year
(BN YEN)	REPORTED*1	REPORTED TO CORE ADJUSTMENTS							CORE
		Amortization & impairment of intangible assets	Other operating income/ expense	Shire acquisition related costs	Shire purchase accounting adjustments*1	Teva JV related accounting adjustments	Gains on sales of securities & properties	Others
Revenue	2,097.2								2,097.2
Cost of sales	(651.7)				73.8				(578.0)
Gross profit	1,445.5				73.8				1,519.3
SG&A expenses	(717.6)			23.8	0.6				(693.2)
R&D expenses	(368.3)			1.6					(366.7)
Amortization of intangible assets	(170.0)	95.5			74.5				—
Impairment losses on intangible assets	(8.6)	8.6							—
Other operating income	159.9		(40.9)			(30.4)	(88.6)		—
Other operating expenses	(103.2)		43.5	59.6					—
Operating profit	237.7	104.1	2.6	85.0	148.9	(30.4)	(88.6)		459.3
Margin	11.3%								21.9%
Financial income/expenses	(66.4)			18.1	4.0			2.3	(42.0)
Equity income/loss	(43.6)					53.5			9.8
Profit before tax	127.6	104.1	2.6	103.1	152.9	23.1	(88.6)	2.3	427.2
Tax expenses	7.5	(25.5)	(4.0)	(12.3)	(37.3)	(7.1)	30.2	(57.5)	(105.9)
Non-controlling interests	0.1								0.1
Net profit	135.2	78.7	(1.4)	90.8	115.6	16.0	(58.4)	(55.2)	321.4
EPS (yen)	141								334
Number of shares (millions)	961								961
*1 During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire acquisition. Accordingly, Consolidated Statements of Profit or Loss for the Year ended March 31, 2019 were retrospectively adjusted.

13 Presentation: Takeda's Initiatives in Response to COVID-19

OUR COVID-19 RESPONSE PRIORITIZES PATIENTS AND GLOBAL HEALTH

As a patient-centric, values-based biopharmaceutical company, Takeda is focused on three priorities during the COVID-19 outbreak:

1.

Safeguarding employees and their families, and reducing impact on the healthcare system

2.

3.

Developing potential therapies to treat or prevent COVID-19

TAKEDA'S ACTIONS TO MITIGATE THE IMPACT OF COVID-19

Global Crisis Management Committee established in January 2020 to oversee Takeda's response

Safeguarding employees

- Where possible all employees are encouraged to work from home, with robust IT security monitoring to minimize cybersecurity risks of remote working
- Ensuring greater protection for employees required to operate on-site, such as manufacturing and laboratory facilities
- Canceling all non-essential travel & discouraging large gatherings until further notice

Maintaining business continuity

- Monitoring product demand, with limited impact seen to date as many of our medicines are for severe chronic or life-threatening diseases and not linked to elective procedures
- Continuing to maintain supply continuity by managing inventory and/or alternative suppliers across our global supply chain. Currently we do not anticipate any material potential supply disruption due to the COVID-19 outbreak
- Some decline seen in plasma donations but too early to predict longer-term impact on total volume as there are several factors that can partially or fully offset the decline in the coming months
- Working alongside our CROs to minimize disruption to ongoing clinical studies (e.g. home delivery of study medicines, remote patient monitoring)
- Placed temporary pause on the initiation of new studies (with the exception of CoVIg-19) and new patient enrollment for ongoing studies (with small number of exceptions); preparing to resume all activities as quickly as possible as circumstances reasonably allow, and optimize clinical trials with new digital approaches

Developing potential therapies

- Leadership and active participation in CoVIg-19 plasma alliance (hyperimmune globulin)
- Evaluating existing internal assets as potential therapies (clinical trials initiated or planned for icatibant, lanadelumab, TAK-981), while also researching novel approaches
- Engaging in cross-industry collaborations to share data & advance therapies and vaccines

CRO: Contract Research Organization

COLLABORATION TO DEVELOP POTENTIAL COVID-19 H-IG THERAPY

CoVIg-19 PLASMA ALLIANCE

- CoVIg-19 Plasma Alliance brings together multiple plasma companies[1] to focus on developing and delivering an unbranded anti-SARS-CoV-2 polyclonal hyperimmune globulin therapy (CoVIg-19) to potentially treat those at risk of serious complications from COVID-19.
- Alliance will work with the National Institute of Allergy and Infectious Diseases (NIAID) at the NIH to test the safety, tolerability and efficacy of the hyperimmune therapy in adult patients with COVID-19. The global study is scheduled to start early summer.
- Alliance has also gained support from large organizations outside of the plasma industry (e.g. Microsoft, Uber Health) to raise awareness and encourage more people who have recovered from COVID-19 to donate plasma.
- Timing of launch depends on many factors, but if the work of the Alliance is successful, CoVIg-19 has the potential to be one of the earliest approved treatment options.

WHAT IS HYPERIMMUNE GLOBULIN?

- Hyperimmune globulin (H-IG) is prepared from the pooled plasma of donors with high titers of antibody against a specific organism or antigen.
- H-IG provides the following advantages over the direct transfusion of plasma from individuals who have recovered from COVID-19:
  - H-IG is standardized for a consistent level of antibodies in each unit, therefore no variance by individual donor
  - Higher concentration of antibodies can be administered with lower volumes, taking less time
  - Manufacturing processes designed to ensure quality and safety, as well as more practical shelf-life for global distribution and potential future outbreaks

PROCESS FOR CREATING CoVIg-19 (PENDING REGULATORY APPROVAL)

PLASMA DONATION FROM PATIENTS WHO HAVE RECOVERED FROM COVID-19
PLASMA IS POOLED, PROCESSED & CONCENTRATED
TREATMENT

1. ADMA Biologics, Bio Products Laboratory (BPL), BioPharma Plasma, Biotest AG, CSL Behring, GC Pharma, LFB, Octapharma, Sanquin, Takeda

The companies in which Takeda Pharmaceutical Company Limited (Takeda) directly and indirectly owns investments are separate entities. In this report, "Takeda" is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
Forward-Looking Statements
This report and any materials distributed in connection with this report may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as "targets", "plans", "believes", "hopes", "continues", "expects", "aims", "intends", "ensures", "will", "may", "should", "would", "could" "anticipates", "estimates", "projects" or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.
Certain Non-IFRS Financial Measures
This report includes certain non-IFRS financial measures and targets. Takeda's management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this report. Non-IFRS results exclude certain income and cost items which are included in IFRS results. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda's performance, core results and underlying trends. Non-IFRS results are not prepared in accordance with IFRS and non-IFRS information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with IFRS. Investors are encouraged to review the reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures, which are on appendices 1-4.
Medical information
This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.
Financial information
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS").
The acquisition of Shire closed on January 8, 2019, and our consolidated results for the fiscal year ended March 31, 2019 include Shire’s results from January 8, 2019 to March 31, 2019. References to "Legacy Takeda" businesses are to our businesses held prior to our acquisition of Shire. References to "Legacy Shire" businesses are to those businesses acquired through the acquisition of Shire.
This report includes certain pro forma information giving effect to the acquisition of Shire as if it had occurred on April 1, 2018. This pro forma information has not been prepared in accordance with Article 11 of Regulation S-X. This pro forma information is presented for illustrative purposes and is based on certain assumptions and judgments based on information available to us as of the date hereof, which may not necessarily have been applicable if the acquisition of Shire had actually happened as of April 1, 2018. Moreover, this pro forma information gives effect to certain transactions and other events which are not directly attributable to the acquisition of Shire and/or which happened subsequently to the acquisition of Shire, such as divestitures and the effects of the purchase price allocation for the acquisition of Shire, and therefore may not accurately reflect the effect on our financial condition and results of operations if the acquisition of Shire had actually been completed on April 1, 2018. Therefore, undue reliance should not be placed on the pro forma information included herein.